Exhibit 99.1

MEDIROM Healthcare Technologies Inc.

Reports Financial Results for the Six Months Ended June 30, 2023 and Provides Corporate Update

New York – December 29, 2023 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM) (“MEDIROM” or the “Company”), a leading holistic health services provider in Japan, today announced its interim financial results for the six months ended June 30, 2023. Provided below is a discussion and analysis of the Company’s financial condition and results of operations, along with the related unaudited and unreviewed condensed consolidated interim financial statements of the Company, for the six months ended June 30, 2023.

The accompanying condensed consolidated interim financial statements are unaudited and unreviewed, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited and unreviewed financial statements do not include all disclosures required by U.S. GAAP for interim financial statements.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 313 (as of November 30, 2023) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health-tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and has been recognizing revenue from selling a smart tracker “MOTHER Bracelet®”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

Contacts:

 Investor Relations Team

 ir@medirom.co.jp

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT	1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	2
Overview	2
Key Financial Definitions and Non-U.S. GAAP Measures	4
Half-year Progress of Key Performance Indicators	5
Factors Impacting our Operating Results	7
Assessment of Impact of the COVID-19 to the Company’s Business Operations	8
Operating Results	8
Liquidity and Capital Resources	11
Critical Accounting Estimate	13
Recent Developments	13
RISK FACTORS	14
INTERIM FINANCIAL STATEMENTS (UNAUDITED AND UNREVIEWED)	F-1
Condensed Consolidated Balance Sheets as of June 30, 2023 (Unaudited and Unreviewed) and December 31, 2022	F-2
Condensed Consolidated Statements of Loss for the Six Months Ended June 30, 2023 and 2022 (Unaudited and Unreviewed)	F-3
Condensed Consolidated Statements of Shareholders’ Deficit for the Six Months Ended June 30, 2023 and 2022 (Unaudited and Unreviewed)	F-4
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2022 (Unaudited and Unreviewed)	F-5
Notes to Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2023 and 2022 (Unaudited and Unreviewed)	F-7

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this interim report of the Company for the six months ended June 30, 2023, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this interim report under the heading “Risk Factors” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this interim report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report include:

•	our ability to attract and retain customers;

•	our ability to successfully enter new markets and manage our business expansion;

•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;

•	our ability to compete in the relaxation salon market;

•	our expectations regarding our customer growth rate and the usage of our services;

•	our ability to increase our revenues and our revenue growth rate;

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to successfully acquire and integrate companies and assets;

•	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;

•	our future business development, results of operations and financial condition; and

•	the regulatory environment in which we operate.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this interim report. The forward-looking statements contained in this interim report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this interim report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this interim report speaks only as of the date of this interim report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this interim report, whether as a result of new information, future events or otherwise, after the date of this interim report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited and unreviewed condensed consolidated interim financial statements and related notes thereto, included elsewhere in this interim report. The accompanying condensed consolidated interim financial statements are unaudited and unreviewed, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited and unreviewed financial statements do not include all disclosures required by U.S. GAAP for interim financial statements.

In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report, particularly in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used this interim report, the terms “the Company”, “Medirom”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥144.470 = US$1.00, which was the foreign exchange rate on June 30, 2023 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. Through our well-known retail salon brands, including primarily Re.Ra.Ku®, nascent tech platforms, and targeted health consulting and marketing, we have formed a “healthtech” segment.

We are a joint-stock corporation incorporated in Japan under the Companies Act. Our Company was originally incorporated in Japan in 2000. In 2018, we established three wholly-owned subsidiaries, Bell Epoc Wellness Inc. (“BEW”), JOYHANDS WELLNESS Inc., and Medirom Human Resources Inc. (“MHR”), and acquired our fourth wholly-owned subsidiary, Decollte Wellness Corporation (“DW”). In December 2020, ADSs representing our common shares were listed on The Nasdaq Capital Market. In May 2021, we acquired our fifth wholly-owned subsidiary, SAWAN Co. Ltd (“SAWAN”). In July 2021, in order to speed up the decision-making process, improve business efficiency, and maximize business value, we reorganized and re-designated certain of our then wholly-owned subsidiaries by business functions. As part of the reorganization, DW merged with and into BEW with BEW being the surviving entity. As a result of the merger between DW and BEW, BEW (currently known as Wing Inc.) now operates the salons previously owned by DW. Since July 1, 2021, Wing Inc. has been managing the business operations of the majority of our relaxation salons, excluding those located in spa facilities or under “Ruam Ruam” brand. In addition, we established Bell Epoc Power Partners Inc. (“BJP”), which succeeded to the rights and obligations relating to the salon management entrusted division previously operated by BEW. In October 2021, we acquired 60% of the ownership interest in ZACC Kabushiki Kaisha (“ZACC”), a high-end hair salon company, and acquired the remaining 40% of the ownership interest in ZACC in January 2022.

On May 31, 2023, our board of directors approved a second reorganization (the “Second Reorganization”), which consists of (i) an Incorporation-type Company Split Plan, pursuant to which our Company spun off the Digital Preventative Healthcare business and transfer and assign it to MEDIROM MOTHER Labs Inc., a newly established wholly-owned subsidiary, which is expected to solely conduct the Digital Preventative Healthcare business going forward; and (ii) an Absorption-type Company Split Agreement, pursuant to which our Company spun off the existing salon development department (which is responsible for sourcing and setting up store spaces) and general corporate department (which includes accounting, legal, general affairs, human resources, IT and any other corporate functions) and had Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward (on the same day, Bell & Joy Power Partners Inc. was renamed into MEDIROM Shared Services Inc.). The Second Reorganization became effective on July 3, 2023.

Our principal operating subsidiaries following the consummation of the Second Reorganization are as follows:

	Jurisdiction	Percentage Interest Held
MEDIROM Shared Services Inc. (f/k/a Bell & Joy Power Partners Inc.)	Japan	100%
Wing Inc.	Japan	100%
JOYHANDS WELLNESS Inc.	Japan	100%
Medirom Human Resources Inc.	Japan	100%
SAWAN CO. LTD.	Japan	100%
ZACC Kabushiki Kaisha	Japan	100%
MEDIROM MOTHER Labs Inc.	Japan	100%

Our principal business is to own, develop, operate, manage, and support relaxation salons through the franchising and direct ownership of such salons throughout Japan. We seek to be the leading provider of relaxation and bodywork services in the markets we serve and to become the most recognized brand in our industry through the steady and focused expansion of relaxation salons in key markets throughout Japan and potentially abroad.

We operate three synergistic lines of businesses: (1) Relaxation Salon Segment (retail); (2) Luxury Beauty Segment (retail); and (3) Digital Preventative Healthcare Segment (healthtech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate.

As of June 30, 2023, the Relaxation Salon Segment has 314 locations across Japan, located within the country’s major cities. The Relaxation Salon Segment is our core business and accounted for ¥2,903,984 thousand (US$20,101 thousand), or 89.6% of our total revenue for the six months ended June 30, f 2023, and ¥2,816,324 thousand (US$19,494 thousand) or 89.5% for the same period of 2022.

The Luxury Beauty Segment operates high brand beauty salons in the central areas of Tokyo. The Luxury Beauty Segment accounted for ¥276,076 thousand (US$1,911 thousand), or 8.5% of our total revenue for the six months ended June 30, 2023, and ¥288,684 thousand (US$1,998 thousand), or 9.2% of our total revenue for the same period of 2022.

The Digital Preventative Healthcare Segment is a growing business line and accounted for ¥62,730 thousand (US$434 thousand), or 1.9% of our total revenue for the six months ended June 30, 2023, and ¥42,037 thousand (US$291 thousand), or 1.3% for the same period of 2022. The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; and our MOTHER Bracelet® which works without charging.

Our current strategy is to grow our business through development of, and to continue to expand the number of our directly-operated salons in a deliberate and measured manner. In addition, we will seek to acquire existing franchised salons that meet our criteria for demographics, site attractiveness, proximity to other salons, and other suitability factors. At the same time, the Company has been implementing a new business model to sell our directly-owned salons to investors while continuously operates the sold salons on behalf of the investors. We believe this new business model can contribute to our revenue growth, profitability, as well as capital efficiency.

Key Financial Definitions and Non-U.S. GAAP Measures

Revenue.   Revenue consists of the following items: revenue from directly-operated salons, franchise revenue, and other revenues.

Cost of Revenue.   The total cost of delivering services to customers consists of the following items: cost of goods sold, subcontract expenses, cost of franchise royalty and affiliation revenue, salon operating cost, salaries for therapists, legal and welfare expenses, provision for paid annual leave, travelling expenses, salon rent, depreciation and amortization, gain/loss from asset retirement obligation, interest expenses for asset retirement obligation, business consignment expenses, and others.

Selling, General and Administrative Expenses.   Selling, general and administrative expenses, or SG&A, includes the costs to sell and deliver services and the costs to manage the company as follows: directors’ compensations, salaries and allowances, bonuses, legal welfare expenses, provision for paid annual leave, recruiting expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, compensations, depreciation and amortization, provision for doubtful accounts, and others.

Impairment Loss on Long-lived Assets. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. If the assets are not deemed to be recoverable, an impairment is recorded if the fair value of the asset grouping is less than the carrying value.

Non-U.S. GAAP Measures

Adjusted EBITDA.   We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) depreciation and amortization, (vii) losses on sales of directly-owned salons to franchisees, (viii) gains (losses) on disposal of property and equipment, and other intangible assets, (ix) impairment loss on long-lived assets and (x) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Stock-based compensation expense represents non-cash charges related to equity awards granted by us. Prior to 2021, we did not recognize any stock-based compensation expense. Our management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not direct consequences of the performance of our Company and are not within our management’s control. Therefore, our management believes that excluding these expenses facilitates comparisons of our operational results and financial performances in different periods, as well as comparisons against similarly determined non-GAAP financial measures of comparable companies.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors, and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

Adjusted EBITDA Margin.   Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

Half-year Progress of Key Performance Indicators

In assessing the performance of our relaxation business, we consider several key performance indicators used by management. We receive monthly performance reports from our system and our relaxation salons which include key performance indicators per salon including sales, number of customers, number of newly-acquired customers, number of repeat customers, sales per customer, and operation ratio. We believe these indicators provide us with useful data with which to measure our performance and to measure the performance of our own and our franchisees’ relaxation salons.

These key indicators include:

•	Number of Salons. Directly-operated salons, and franchisees’ relaxation salons.

•	Number of Salons with Data. The number of relaxation salons for which comparable financial and customer data is available.

•	Total Customers Served. The number of customers serviced at relaxation salons. Due to the unavailability of comparative financial and customer data for spa-located salons operated by JOYHANDS WELLNESS and certain other salons in which our point-of-sale system had/has not been installed, data for such salons were excluded until December 2022. Since January 2023, JOYHANDS WELLNESS salons have been gradually rebranded into “Spa Re.Ra.Ku”, and so our point-of-sale system has been installed. As such, data for JOYHANDS WELLNESS salons have been gradually incorporated into our KPI calculations.

•	Sales Per Customer. The ratio of total salon sales to number of treated customers at relaxation salons. Due to the unavailability of comparative financial and customer data for spa-located salons operated by JOYHANDS WELLNESS and certain other salons in which our point-of-sale system had/has not been installed, data for such salons were excluded until December 2022. Since January 2023, JOYHANDS WELLNESS salons have been gradually rebranded into “Spa Re.Ra.Ku”, and so our point-of-sale system has been installed. As such, data for JOYHANDS WELLNESS salons have been gradually incorporated into our KPI calculations.

•	Repeat Ratio. The ratio of repeat customer visits to total customer visits in the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.

•	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.

The following table sets forth the above key performance indicators from January 2021 to June 2023:

	Number of Salons	Number of Salons with Data	Total Customers Served	Sales Per Customer	Repeat Ratio	Operation Ratio
Jan-21	302	218	56,557	6,443	84.0%	44.6%
Feb-21	302	218	56,370	6,443	83.0%	47.6%
Mar-21	303	217	62,441	6,352	81.9%	47.0%
Apr-21	301	219	63,682	6,250	81.4%	46.3%
May-21	313	212	66,604	6,370	80.6%	48.7%
Jun-21	313	219	68,069	6,350	81.2%	48.6%
Jul-21	314	220	70,912	6,498	81.0%	48.1%
Aug-21	315	221	66,323	6,592	81.3%	46.5%
Sep-21	316	221	65,130	6,428	82.0%	46.7%
Oct-21	316	221	68,608	6,486	83.3%	48.9%
Nov-21	316	221	65,569	6,466	81.9%	47.7%
Dec-21	312	221	71,173	6,634	81.7%	50.5%
Jan-22	312	221	62,747	6,570	82.4%	48.2%
Feb-22	310	219	54,443	6,662	83.8%	46.4%
Mar-22	310	217	61,417	6,595	82.4%	46.5%
Apr-22	309	232	69,986	6,616	82.0%	48.3%
May-22	308	232	77,291	6,461	79.6%	50.1%
Jun-22	307	231	73,259	6,511	80.4%	50.3%
Jul-21	309	231	76,521	6,668	80.6%	50.3%
Aug-22	311	232	72,250	6,705	80.1%	49.8%
Sep-22	312	233	71,770	6,505	80.8%	50.3%
Oct-22	313	234	72,252	6,630	81.8%	50.0%
Nov-22	312	232	65,724	6,717	82.6%	48.8%
Dec-22	312	231	68,571	6,913	82.8%	50.1%
Jan-23	312	266	77,657	6,624	77.9%	48.3%
Feb-23	312	266	71,707	6,612	78.5%	47.3%
Mar-23	311	273	78,063	6,680	77.4%	45.8%
Apr-23	313	284	83,130	6,669	77.0%	47.2%
May-23	314	284	86,895	6,660	75.7%	47.5%
Jun-23	314	287	81,280	6,801	76.0%	46.7%

Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the global economy, issues related to the COVID-19 pandemic in Japan and elsewhere, general market conditions, customer preference, and the competitive environment.

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

 Business Environment.  According to the 2022 Yano Report, the relaxation market continues to see industry consolidation and notable category entrants from low-price, high turnover service providers, athletic and personal training services, and body stretching. We believe that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons, which industry trends, as we believe, may benefit us if realized.

Assessment of Impact of the COVID-19. The global outbreak of COVID-19 continued to impact Japan over the first quarter of 2022. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate. During the period, the COVID-19 pandemic has affected our business operations and liquidity position. However, since the second quarter of 2022 to date, though the number of reported cases still has been high, we believe that the recovery trend has been steady.

Continuing Development of our Digital Preventative Healthcare Segment.  In our Digital Preventative Healthcare Segment, our involvement in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan continued to grow during the first half of 2023. With respect to our MOTHER Bracelet®, which we believe is the first self-charging wearable activity device in the world, we continued to market and promote the sales of MOTHER Bracelet® in the first half of 2023. In particular, we have been collaborating with our corporate customers to develop and test a platform, which consists of MOTHER Bracelet®, Gateway (a telecommunication tool which contains SIM), and Remony (a centralized monitoring system). Rather than selling MOTHER Bracelet® devices on a stand-alone basis to individual consumers, we believe corporate customers receive much more benefits by monitoring health data of a large number of MOTHER Bracelet® users (e.g. patients in hospitals, residents in nursing homes, drivers or employees in transportation or construction businesses) all at once through the Remony monitoring system, to which the data are collected and sent from each MOTHER Bracelet® via Gateway. During the first half of 2023, we developed the platform and continued to test the functionalities. Under this platform model, we will, and has started to, bundle our sales of MOTHER Bracelet® with Gateway, and when a corporate customer begins to monitor the health conditions of the users, we also charge monthly fees based on the number of users the customer monitors. This platform has started to generate revenue since September 2023.

Operating Results

Comparison of the Results for the Six Months Ended June 30, 2023 and June 30, 2022

Consolidated Statement of Income Information:	Six months ended June 30,			Change (2023 vs 2022)
(In thousands, except change % data and Adjusted EBITDA margin )	2023($)	2023(¥)	2022(¥)	$	¥	%
Revenues:
Relaxation Salon	$20,101	¥2,903,984	¥2,816,324	$607	¥87,660	3.1%
Luxury Beauty	1,911	276,076	288,684	(87)	(12,608)	(4.4)%
Digital Preventative Healthcare	434	62,730	42,037	143	20,693	49.2%
Total revenue	22,446	3,242,790	3,147,045	663	95,745	3.0%
Cost of revenues and operating expenses:
Cost of revenues	17,746	2,563,831	2,331,250	1,610	232,581	10.0%
Selling, general and administrative expenses	6,848	989,222	969,503	136	19,719	2.0%
Impairment loss on long-lived assets	—	—	1,173	(8)	(1,173)	(100.0)%
Total cost of revenues and operating expenses	24,594	3,553,053	3,301,926	1,738	251,127	7.6%
Operating loss	(2,148)	(310,263)	(154,881)	(1,076)	(155,382)	100.3%
Other (expense) income:
Dividend income	—	2	2	—	—	—%
Interest income	—	1	357	(2)	(356)	(99.7)%
Interest expense	(117)	(16,859)	(5,707)	(77)	(11,152)	195.4%
Gain from bargain purchases	—		—	—	—	—%
Other, net	(167)	(24,212)	1,375	(177)	(25,587)	(1,860.9)%
Total other (expense) income	(284)	(41,068)	(3,973)	(257)	(37,095)	933.7%
Income tax expense	26	3,735	22,687	(131)	(18,952)	(83.5)%
Net loss	(2,458)	(355,066)	(181,541)	(1,201)	(173,525)	95.6%
Adjusted EBITDA( l )	$(1,434)	¥(207,239)	¥(54,270)	$(1,059)	¥(152,969)	281.9%
Adjusted EBITDA margin(2)	(6.4)%	(6.4)%	(1.7)%	—	—	(4.7	)pt.

(1)	For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

Reconciliation of non-GAAP measures:	Six months ended June 30,
(in thousands, except Adjusted EBITDA margin)	2023($)	2023(¥)	2022(¥)
Net loss	$(2,458)	¥(355,066)	¥(181,541)

Dividend income and interest income	―	(3)	(359)
Interest expense	117	16,859	5,707
Other, net	168	24,212	(1,375)
Income tax expense (benefit)	26	3,735	22,687
Operating income	$(2,148)	¥(310,263)	¥(154,881)
Depreciation and amortization	698	100,849	90,418
Losses on disposal of property and equipment, net and other intangible assets, net	15	2,175	9,020
Impairment loss on long-lived assets	―	―	1,173
Adjusted EBITDA*	$(1,434)	¥(207,239)	¥(54,270)
Adjusted EBITDA margin	(6.4)%	(6.4)%	(1.7)%

* We did not recognize (i) gain from bargain purchases, (ii) losses on sales of directly-owned salons to franchisees, or (iii) stock compensation expense in the six months ended June 30, 2022 and 2023.

Revenues

Revenues derived from our Relaxation Salon Segment increased from JPY2,816,324 thousand (US$19,494 thousand) for the six months ended June 30, 2022 to JPY2,903,984 thousand (US$20,101 thousand) for the six months ended June 30, 2023.

Revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons and revenue from franchising. For the six months ended June 30, 2022, our revenue from directly-operated salons was JPY2,235,465 thousand (US$15,473 thousand), which consists of revenue derived from the operations of our directly-operated salon of JPY1,803,620 thousand (US$12,484 thousand) and revenue from the sales of directly-operated salons to investors of JPY431,845 thousand (US$2,989 thousand). Our revenue from directly operated salons for the six months ended June 30, 2023 was JPY2,414,391 thousand (US$16,712 thousand), which consists of revenue derived from the operations of our directly-operated salon of JPY JPY1,906,391 thousand (US$13,196 thousand) and revenue from the sales of directly-owned salons to investors of JPY508,000 thousand (US$3,516 thousand).

Revenue from franchising was JPY580,859 thousand (US$4,021 thousand) in the six months ended June 30, 2022, and JPY489,593 thousand (US$3,389 thousand) in the six months ended June 30, 2023. This decrease was primarily due to the continued implementation of our strategy to acquire certain franchised salons which became our directly-owned salons.

The primary factors for the increase in revenues from Relaxation Salon Segment in the six months ended June 30, 2023 compared to the same period in 2022 were increase in the number of customers per salon and increase in the sales per customer, which was primarily driven by an increase in the average service time per customer and our new pricing strategy. In addition, during the six months ended June 30, 2023, we sold (or brokered) 13 salons (of which eight were sales of our previously directly-operated salons, two were buyback and resale of previously sold salons, and three were brokerage transactions where we brokered the sales of previously sold salons between third party investors) to investors for an aggregate of proceeds of JPY508,000 thousand (US$3,516 thousand).

Average sales per customer was JPY6,676 in the six months ended June 30, 2023, increased from JPY6,563 in the six months ended June 30, 2022, primary due to an increase in average service minutes per customer as a result of our marketing campaigns and related efforts and a decrease in or discontinuation of certain promotional discounts. Only the figures in 2023 include visitors to our JOYHANDS WELLNESS salons located in spa facilities. The figures in 2022 and 2023 exclude visitors to other newly developed salons for which data is not available.

Revenue from our Preventative Healthcare Segment increased by 49.2% to JPY62,730 thousand (US$434 thousand) in six months ended June 30, 2023 from JPY42,037 thousand (US$291 thousand) in the six months ended June 30, 2022, primarily due to 67.9% revenue growth in the Health Guidance Program to JPY35,752 thousand (US$247 thousand) in the six months ended June 30, 2023 from JPY21,296 thousand (US$147 thousand) in the six months ended June 30, 2022. Such increase was primarily due to increased number of beneficiary subscribers who participated in the program from 752 participants in the six months ended June 30, 2022 to 1,363 participants in the six months ended June 30, 2023 driven by increased number of contracts with health insurance associations from 50 as of June 30, 2022 to 69 as of June 30, 2023. In addition, revenue from sale of MOTHER Bracelet® increased by 30.1% to JPY26,978 thousand (US$187 thousand) in six months ended June 30, 2023 from JPY20,742 thousand (US$144 thousand) in the six months ended June 30, 2022. Such increase was primarily due to increased number of MOTHER Bracelet® sold to customers from 668 units in the six months ended June 30, 2022 to 1,081 units in the six months ended June 30, 2023.Revenue from our Luxury Beauty Segment was JPY276,076 thousand (US$1,911 thousand) in six months ended June 30, 2023, compared with JPY288,684 thousand (US$1,998 thousand) in the six months ended June 30, 2022. The primary factor for the decrease was resignation of certain key hairdressers who had been contributing to revenue a lot and we failed to fill the decreased number of customers lost due to their resignation.

Cost of Revenues

For the six months ended June 30, 2022 and 2023, the cost of revenues was JPY2,331,250 thousand (US$16,137 thousand) and JPY2,563,831 thousand (US$17,746 thousand), respectively. The cost to revenue ratio increased from 74.1% for the six months ended June 30, 2022 to 79.1% for the comparable period in 2023, primarily due to the increases in cost of sales of salons caused by increased number of buyback and resale of salons, and accelerated new salon openings, which caused increases in salon operation costs, while newly developed salons typically take time to generate enough revenue to cover the operation costs.

Selling, General, and Administration Expenses

For the six months ended June 30, 2022 and 2023, the selling, general, and administration expenses were JPY969,503 thousand (US$6,711 thousand) and JPY989,222 thousand (US$6,848 thousand), respectively. The increase in the six month period in 2023 was primarily due to increased expenses for operating activities such as recruiting, travel, advertising in connection with accelerated new salon openings, and increased professional fees, partially offset by decrease in rent expense and R&D expense. The percentage of selling, general, and administration expenses out of our total revenue in the six months ended June 30, 2022 and 2023 was 30.8% and 30.3%, respectively.

Interest Expense

Interest expense increased to JPY16,859 thousand (US$117 thousand)in the six months ended June 30, 2023 compared to JPY5,707 thousand (US$40 thousand) for the same period in 2022, primarily due to additional interest expense for the convertible bonds issued in December 2022, partially offset by repayment of other bank loans.

Other (Expense) Income—Net

Other income decreased from JPY1,375 thousand (US$10 thousand) in the six months ended June 30, 2022 to net other expense of JPY24,212 thousand (US$168 thousand) in the six months ended June 30, 2023, primarily due to increased miscellaneous expenses.

Income Tax Expense

Income tax expense decreased to JPY3,735 thousand (US$26 thousand) for the six months ended June 30, 2023 from JPY22,687 thousand (US$157 thousand). This was mainly due to a reduction on capital effective on May 31, 2023, which allows us to be fully free from corporate income tax burden in case that our taxable income during the period is negative. The reductions on our common shares and additional paid in capital effectively on May 31, 2023 was approved at our annual shareholders’ meeting held on March 31, 2023.

Net Income and Adjusted EBITDA

Our consolidated net loss in the six months ended June 30, 2023 was JPY355,066 thousand (US$2,458 thousand), or (10.9)% of our consolidated revenue, while our consolidated net loss for the comparable period in 2022 was JPY181,541 thousand (US$1,257 thousand), or (5.8)% of our consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA decreased from a loss of JPY(54,270) thousand (US$(376) thousand) in the six months ended June 30, 2022 to a loss of JPY(207,239) thousand (US$(1,434) thousand) for the comparable period in 2023, resulting in Adjusted EBITDA margins of (1.7)%, and (6.4)% for the six months ended June 30, 2022 and 2023, respectively.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. As of June 30, 2023, our cash and cash equivalents were JPY117,728 thousand (US$815 thousand) to settle current liabilities of approximately JPY3,270,224 thousand (US$22,636 thousand). If, however, we do not have sufficient liquidity to meet current obligations, it will be necessary for us to secure additional equity or debt financing. We generally funded our operations with cash flow from operations, and, when needed, with borrowings from Japanese financial institutions. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, inventories procurement for MOTHER Bracelet®, and for working capital purposes. Furthermore, we expect that we will be required to raise additional funds to finance our operations in the future. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that we will achieve positive cash flow.

Going concern

In the six months ended June 30, 2023, we had negative cash flows from operations. In addition, we incurred a net loss of approximately JPY181,541thousand (US$1,257 thousand) and JPY355,066 thousand (US$2,458 thousand) for the six months ended June 30, 2022 and the six months ended June 30, 2023, respectively, and, as of June 30, 2023, we had an accumulated deficit of approximately JPY669,629 thousand (US$4,635 thousand) and working capital deficit of approximately JPY1,707,191 thousand (US$11,817 thousand) (including cash of approximately JPY117,728 thousand (US$815 thousand)).

We require additional financing for working capital and the continuing development of MOTHER Bracelet®, as well as to repay our bank loans and debts. As a result of our continuing net losses, our continuance as a going concern is dependent upon our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course through bank borrowing, proceeds from issuance of convertible debt and the sales of our directly-operated salons.

In evaluating our ability to continue as a going concern, management considered the conditions and events which could raise substantial doubt about our ability to continue as a going concern for one year after the unaudited and unreviewed condensed consolidated financial statements for the six months ended June 30, 2023 are issued. Management considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and our conditional and unconditional obligations due. As such, we expect that our cash and cash equivalents as of June 30, 2023 of JPY117,728 thousand (US$815 thousand) will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months after the date of this interim report and that we would require additional capital in the future. Management believes that we will be able to obtain necessary financing through short-term borrowings from banks, the continuing sales of directly-operated salons to investors, or from third party investors who may invest in in our subsidiary as minority shareholders (see “—Recent Development—Financing for MEDIROM MOTHER Labs Inc.” below). However, there are no assurances that we will be successful in raising sufficient financing. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

Consolidated Statement of Cash Flow Information:	Six months ended June 30,
(In thousands)	2023($)	2023(¥)	2022(¥)
Net loss	$(2,458)	¥(355,066)	¥(181,541)
Net cash used in operating activities	(4,223)	(610,037)	(286,383)
Net cash generated from (used in) investing activities	1,216	175,653	77,277
Net cash used in financing activities	(369)	(53,342)	(60,793)
Net decrease of cash and cash equivalents during the period	(3,376)	(487,726)	(269,899)
Cash and cash equivalents at beginning of period	$4,191	¥605,454	¥370,617
Cash and cash equivalents at end of period	$815	¥117,728	¥100,718

Operating Activities

Net cash flows used in operating activities decreased from a usage of JPY286,383 thousand (US$1,982 thousand) in the six months ended June 30, 2022 to JPY610,037 thousand (US$4,223 thousand) during the six months ended June 30, 2023, primarily due to payments of accounts payable-other and accrued expenses, decrease in advances received, increase in accounts receivable-trade, increase in inventories, and payments of income tax payable, partially offset by decrease in accounts receivable-other, decrease in security deposits, increase in other current liabilities.

Investing Activities

Net cash flows generated from investing activities increased from JPY77,277 thousand (US$535 thousand) in the six months ended June 30, 2022 to JPY175,653 thousand (US$1,216 thousand) in the six months ended June 30, 2023, since no acquisition of business occurred in the six months ended June 30, 2023, while we paid consideration for the acquisition of business in the six months ended June 30, 2022.

Financing Activities

Net cash flows used in financing activities improved from JPY60,793 thousand (US$421 thousand) in the six months ended June 30, 2022 to JPY53,342 thousand (US$369 thousand) in the six months ended June 30, 2023, since we had decreased amount of repayments of long-term borrowings.

Credit Facilities and Corporate Bonds

As of June 30, 2023, we have 17 business loans outstanding from four Japanese financial institutions. The balance on the outstanding loans as of June 30, 2023 was JPY697,976 thousand (US$4,831 thousand), with a fair value of JPY696,547 thousand (US$4,821 thousand) presented on the balance sheet, with interest rates ranging from 0.21% to 3.30%, and a weighted average interest rate of 0.32%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to eight of our 17 outstanding loans for a total amount of JPY223,006 thousand (US$1,544 thousand). Mr. Kazuyoshi Takahashi (“Mr. Takahashi”), the representative director of ZACC, is also the guarantor for four bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC, but he has not been released from the guarantor position after the acquisition. As of June 30, 2023, the outstanding amount of the loans guaranteed by Mr. Takahashi was JPY66,025 thousand (US$457 thousand).

As of June 30, 2023, we also have convertible corporate bonds in the principal amount of JPY500,000 thousand (US$3,461 thousand) outstanding. The bonds were issued to Kufu Company Inc., a Japanese company, in December 2022, at an interest rate of 5% per annum. The bonds are unsecured, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares. The bond holder may also exercise its put option to demand the redemption of the bonds by us, in whole or in part, any time after the six-month anniversary date of December 28, 2022.

In addition, we have a fundamental funding and treasury policy of (i) maintaining a balanced ratio of debt to equity, and (ii) aligning our repayment of loans with our cash flow from business. Our primary use of funds from our loans is capital expenditures on newly opened Company-owned salons. Therefore, we have sought debt financing with longer than three-year terms and equal monthly repayment amounts of principal and interest in order to align our debt repayment schedule with our cash flow from our salon business operations. In order to avoid interest rate risk during the terms of the loans, we usually borrow money with fixed interest rates, and do not enter into hedging arrangements. Since our primary business operations are in Japan, our borrowings have been made to date only in Japanese yen with Japanese financial institutions.

Critical Accounting Estimates

There have been no changes to our critical accounting policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on May 30, 2023.

Recent Developments

Updates regarding bank borrowings

On August 7, 2023, one of our subsidiaries entered into a credit facility agreement with a lender, which provides for an aggregate of ¥200,000 thousand in credit maturing on May 31, 2024. The credit facility is guaranteed by our Company and has an interest rate of 1.475% per annum. The credit agreement contains customary covenants restricting such subsidiary’s ability to incur debt, incur liens, and undergo certain fundamental changes, as well as maintain a certain level of liquidity specified in the contractual agreement. The credit agreement also contains customary events of default. As of June 30, 2023, there was no balance outstanding on this credit facility.

Additionally, on September 13, 2023, we entered into a term loan agreement with a lender for an aggregate principal amount of ¥200,000 thousand. The term loan will mature on March 29, 2024 and bears an interest rate of 1.2% per annum, payable upon maturity.

Updates regarding the Settlement Act

Pursuant to the Settlement Act, issuers of prepaid cards are required to maintain net assets of more than ¥100 million. As of June 30, 2023, our net assets have fallen below JPY100 million under Japanese GAAP (“JGAAP”) on a standalone basis, and we have not regained compliance with this requirement as of the date of this interim report. We are awaiting further guidance from the regulatory authority to date.

Updates regarding our pricing strategies

Since October 1, 2022, we have started trial renewal of our primary service lines at six of our directly-operated salons to test market acceptance of our new pricing structure, which reflects increases in wages and other operating expenses. In line with our new pricing plan, we have implemented the new pricing at all of our directly-operated salons under Re.Ra.Ku brand by the end of the six months ended June 30, 2023. We also increased our prices at our directly-operated salons under RuamRuam brand in the end of April 2023.

Financing for MEDIROM MOTHER Labs Inc.

We are currently seeking external financings for MEDIROM MOTHER Labs Inc. (“MML”), our newly established wholly-owned subsidiary focusing on Digital Preventative Healthcare business, from third-party investors, by selling up to 12% of our ownership interest in MML to them. As of the date of this interim report, we have entered into five share transfer agreements, pursuant to which we have agreed to sell and transfer an aggregate of 1,669 shares in MML, or approximately 3.3% of its total shares outstanding, to certain third party investors, for a total consideration of ¥150,210 thousand (US$ 1,040 thousand). Under the share transfer agreements, we have the right to repurchase all transferred shares at the original transfer price if the investors do not agree to participate in the next equity financing that MML may conduct in 2024. We will remain as the controlling shareholder of MML following the consummation of the sales and transfer of the MML shares and use the proceeds for the development and marketing of our MOTHER Bracelets® and LAV® app. Information disclosed herein shall not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other securities of our Company.

RISK FACTORS

The following descriptions of risk factors includes any material changes to, and supersedes the description of risk factors associated with, the Company’s business previously disclosed in Part I, Item 3.D. of our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission under the heading “Risk Factors.” Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly cause our actual results of operations and financial condition to vary materially from the past, or from anticipated future, results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, results of operations and common stock price.

The following discussion of risk factors contains forward-looking statements. These risk factors may be important to understanding any statement in this Form 6-K or elsewhere. The following information should be read in conjunction with the unaudited and unreviewed condensed consolidated financial statements and the related notes under the heading “Interim Financial Statements (Unaudited and Unreviewed)” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” of this interim report.

The following discussion reflects our current judgment regarding the most significant risks we face. These risks can and will change in the future.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company and Our Business

Risks and uncertainties related to our Company and our business include, but are not limited to, the following:

●	We may not achieve our development goals, which could adversely affect our operations and financial results;

●	We are implementing new growth strategies, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations;

●	Sale of our salons could depend heavily on a number of factors, and as a result, our annual revenue from salon sales may vary from year on year;

●	We are actively expanding mainly in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate;

●	We have experienced growth in our Digital Preventative Healthcare Segment, however we may not achieve or sustain profitability;

●	Our MOTHER Bracelet® consists of various components, and component inflation may increase our cost;

●	Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region;

●	Our success depends substantially on the value of our brands;

●	The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness;

●	We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests;

●	If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies;

●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations;

●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business;

●	We depend on key members of our management and advisory team and will need to add and retain additional leading experts;

●	We may suffer losses from liabilities or other claims if our services cause harm to customers;

●	Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions;

●	If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected;

●	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures;

●	As we expand our businesses internationally, we will become subject to foreign laws and regulations, and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws; and

●	There is a risk that we will be a passive foreign investment company (which we refer to as "PFIC") for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

Risks Related to Our Relationships with Franchisees

Risks and uncertainties related to our relationships with franchisees include, but are not limited to, the following:

●	The financial performance of our franchisees can negatively impact our business;

●	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business;

●	We rely on franchise agreements that could be breached and may be difficult to enforce, which could result in franchisees improperly managing relaxation salons;

●	We rely in part on the financial health of our franchisees. If we do not screen and monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship;

●	Franchisee turnover could affect our ability to recruit new franchisees;

●	Premature termination of franchise agreements can cause losses;

●	The interests of our franchisees may conflict with ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees; and

●	We are subject to various Japanese laws that may affect our relationship with our franchisees.

Risks Related to Our Industry

Risks and uncertainties related to our industry include, but are not limited to, the following:

●	We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow;

●	We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations; and

●	We face significant competition and continuous technological change.

Risks Related to Ownership of the ADSs

Risks and uncertainties related to our ownership of the American Depositary Shares (the “ADSs”) include, but are not limited to, the following:

●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors;

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.

●	Our Chief Executive Officer owns a “golden share” with key veto rights, thereby limiting a shareholder’s ability to influence our business and affairs;

●	The requirements of being a U.S. public company may strain our resources and divert management’s attention;

●	If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;

●	We cannot assure you that the ADSs will remain liquid or that it will remain listed on NASDAQ;

●	The price of the ADSs may fluctuate substantially; and

●	We do not intend to pay dividends on our common shares for the foreseeable future.

Risks Related to Japan

Risks and uncertainties related to Japan include, but are not limited to, the following:

●	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan;

●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results; and

●	Our business relationships cover enterprises and professionals located outside of Japan, to which our expense may be paid in foreign currency, and our foreign currency exposures give rise to market risk associated with exchange rate movements of the Japanese yen against the U.S. dollar, and vice versa.

●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

General Risk Factors

Other general risk factors include, but are not limited to, the following:

●	Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues; and

●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

Risks Related to Our Company and Our Business

We may not achieve our development goals, which could adversely affect our operations and financial results.

Our number of relaxation salons has increased from 312 as of December 31, 2022 to 314 as of June 30, 2023. We intend to continue our growth either through developing additional directly-operated salons or through new salon development by acquisition, both in existing markets and in new markets, particularly in Japan. Such rapid development involves substantial risks, including the risk of:

●	the inability to identify suitable franchisees;

●	limited availability of financing for our Company and for franchisees at acceptable rates and terms;

●	development costs exceeding budgeted or contracted amounts;

●	delays in completion of construction;

●	the inability to identify, or the unavailability of, suitable sites at acceptable cost and other leasing or purchase terms;

●	developed properties not achieving desired revenue or cash flow levels once opened;

●	the negative impact of a new salon upon sales at nearby existing salons;

●	the challenge of developing in areas where competitors are more established or have greater penetration or access to suitable development sites;

●	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;

●	impairment charges resulting from underperforming salons or decisions to curtail or cease investment in certain locations or markets;

●	in new geographic markets where we have limited or no existing locations, the inability to successfully expand or acquire critical market presence for our brands, acquire name recognition, successfully market our products or attract new customers;

●	operating cost levels that reduce the demand for, or raise the cost of, developing new salons;

●	the challenge of identifying, recruiting and training qualified salon management;

●	the inability to obtain all required permits;

●	changes in laws, regulations and interpretations; and

●	general economic and business conditions.

Although we manage our growth and development activities to help reduce such risks, we cannot provide assurance that our present or future growth and development activities will perform in accordance with our expectations. Our inability to expand in accordance with our plans or to manage the risks associated with our growth could have a material adverse effect on our results of operations and financial condition.

We are implementing new growth strategies, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations.

We seek to accelerate the growth of our acquisition model while at the same time improve the performance of directly-operated salons. Our success also depends, in part, on our ability to grow our franchise model, including attracting and retaining qualified franchisees. Our ability to open new relaxation salons is dependent upon a number of factors, many of which are beyond our control, including our and our franchisees’ ability to:

●	identify available and suitable relaxation salon sites;

●	successfully compete for relaxation salon sites;

●	reach acceptable agreements regarding the lease or purchase of locations;

●	obtain or have available the financing required to acquire and operate a relaxation salon, including construction and opening costs, which includes access to build-to-suit leases at favorable interest and capitalization rates;

●	respond to unforeseen engineering or environmental problems with leased premises;

●	avoid the impact of inclement weather, natural disasters and other calamities;

●	hire, train and retain the skilled management and other employees necessary to meet staffing needs;

●	obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in law and regulations that adversely affect our and our franchisees’ costs or ability to open new relaxation salons; and

●	control construction cost increases for new relaxation salons.

The growth of our acquisition model will take time to execute and may create additional costs, expose us to additional legal and compliance risks, cause disruption to our current business and impact our short-term operating results. Further, in order to enhance services to its franchisees, we may need to invest in certain new capabilities and/or services.

Our success also depends, in part, on our ability to improve sales, as well as both cost of service and product and operating margins at our directly-operated salons. Same-store sales are affected by average ticket and same-store guest visits. A variety of factors affect same-store guest visits, including the guest experience, salon locations, staffing and retention of therapists and salon leaders, price competition, current economic conditions, marketing programs and weather conditions. These factors may cause our same-store sales to differ materially from prior periods and from our expectations.

As part of our longer-term growth strategy, we plan to enter new geographical markets, including the United States and Southeast Asia, where we have little or no prior operating or franchising experience. The challenges of entering new markets include: difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of both directly-operated and franchised relaxation salons in our existing markets. Relaxation salons that we open in new markets may take longer to reach expected sales and profit levels and may have higher construction, occupancy and operating costs than existing relaxation salons, thereby negatively affecting our operating results. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new relaxation salons. Expanding our franchise system could require the implementation, expense and management of enhanced business support systems, management information systems and financial controls as well as additional staffing, franchise support and capital expenditures and working capital.

Sale of our salons could depend heavily on a number of factors, and as a result, our annual revenue from sale of salons may vary from year on year.

In December 2021, we began implementation of our new strategy to sell certain of our owned salons to investors and charge management fees from such sold salons. For the six months ended June 30, 2023, our revenue from the sales of directly-owned salons to investors were JPY508,000 thousand (US$3,516 thousand), which increased compared to the revenue of JPY431,845 thousand (US$2,989 thousand) for the same period ended June 30, 2022. Our revenue from salon sales will depend on a number of factors including the interest of potential investors, financial market conditions, available interest rates, and expected return of other comparable types of investments, none of which we will have control over. In addition, our management fees from the sold salons will depend on the actual contractual terms subject to our negotiation with potential investors in the future.

Furthermore, our ability to successfully implement this strategy will depend on our ability to maintain highly profitable salons, revitalize less profitable salons, and otherwise keep salons inventory in good level. The failure to continue to implement this growth strategy will adversely affect our business, financial condition and results of operations.

We are actively expanding mainly in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

We seek to proactively expand our business overseas in the future including into new regions for us, particularly the United States and Southeast Asia. We also intend to explore growth opportunities in other markets where we assess primarily on low cost of entry, friendly franchising or partnership relationships and believe there is an economic staying power of our relaxation salon brand locally. We remain opportunistic on strategic mergers and acquisitions, joint ventures, and partnerships in these international markets. As a result, our financial condition and results of operations may be materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These factors include fiscal and monetary policies, and laws, regulations and policies on financial markets. In the event of an economic downturn in Japan or the United States, consumer spending habits could be adversely affected, and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability and cash flows. In addition, we could be impacted by labor shortages in Japan or other markets. The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and, as a result, adversely affect our business, financial condition and results of operations.

We have experienced growth in our Digital Preventative Healthcare Segment, however we may not achieve or sustain profitability.

Over 85% of our revenue is generated in Japan from the Relaxation Salon Segment. Revenue from our Digital Preventative Healthcare Segment, including applications Lav® supporting the Specific Health Guidance Program and our MOTHER Bracelet®, increased to JPY62,730 thousand (US$434 thousand) for the six months ended June 30, 2023, as compared to a total revenue of JPY42,037 thousand (US$291 thousand million) for the six months ended June 30, 2022. However, we cannot guarantee that these businesses or any other businesses we develop will achieve or increase market acceptance. The degree of market acceptance of our businesses will depend on a number of factors, including the competitive landscape and the adequacy and success of distribution, sales and marketing efforts. Customers, third party payors or advertisers in general may be unwilling to accept, utilize or recommend any of our businesses.

Furthermore, the manufacturing of our MOTHER Bracelet® involves a number of third parties, including patent license, and we may be adversely affected by business relationships with such third parties or their financial soundness. In particular, the self-charging functionality of our MOTHER Bracelet® is derived from the core semiconductor provided by Matrix Industries, Inc. (“Matrix”), a startup based in California, United States. In addition, we currently rely on third party manufacturer in Japan to manufacture MOTHER Bracelet®. Should a natural disaster, a labor strike, or any other accident or incident occur at the factory or the manufacturer significantly increase the assembly price, our sales or profitability could be adversely affected. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability in that business unit, if at all.

Our MOTHER Bracelet® consists of various components, and component inflation may increase our cost.

Manufacturing of our MOTHER Bracelet® hinges upon an array of components, notably semiconductors. There exists the potential for component prices to surge in the foreseeable future, influenced by potential macroeconomic shifts, prospective supply chain disruptions, and potential spikes in global demand. If such an upward trend in the cost of these crucial components were to materialize, it could place upward pressure on our production expenditures. This, in turn, may adversely affect our profit margins, especially if we are constrained in assimilating these potential augmented costs into our pricing structure for customers.

Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region.

Approximately 55.1% of our directly-operated and franchised relaxation salons are located in the Tokyo metropolitan area of Japan as of December 31, 2022. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions or natural disasters affecting the Kanto region of Japan have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain relaxation salons with a greater national footprint.

In addition, our competitors could open additional relaxation salons in Kanto region of Japan, which could result in reduced market share for us and may adversely impact our profitability.

We also plan to expand our relaxation salons business in Kansai region in western Japan. We opened four new salons in Kansai region during the six months ended June 30, 2023, resulting in total number of salons in Kansai region of 13. However, there can be no assurance that our growth strategy to geographically expand the business will be successful.

Our success depends substantially on the value of our brands.

Our success is dependent, in large part, upon our ability to maintain and enhance the value of our brands, our customers’ connection to our brands, and a positive relationship with our franchisees. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity, including via social media, or result in litigation. Some of these incidents may relate to the way we manage our relationship with our franchisees, our growth strategies, our development efforts, or the ordinary course of our, or our franchisees’, business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brands, such as actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare, or otherwise; litigation and claims; security breaches or other fraudulent activities associated with our payment systems; and illegal activity targeted at us or others. Consumer demand for our products and services and our brands’ value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products or services, which would likely result in lower sales and, ultimately, lower royalty income, which in turn could materially and adversely affect our business and operating results.

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

We regard our trademarks, trade secrets, know-how, and similar intellectual property as critical to our success. We have registered 38 trademarks as of December 31, 2022, and other names and logos used by our Company as trademarks with the Japan Patent Office, two of which are registered with the U.S. Patent and Trademark Office and one of which is registered with the China National Intellectual Property Administration. Our principal intellectual property rights include the trademark “Re.Ra.Ku. ®”, which is our core brand, and the standard character trademark “MOTHER Bracelet®”, copyrights in our website and mobile applications content for MOTHER Bracelet® and Lav®, rights to our domain name https://medirom.co.jp, and https://mother-bracelet.com, trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the MOTHER application and Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders' ownership interests.

Our future capital requirements will depend on many factors, including the speed and geographic area of relaxation salon and other business growth, progress and results of our businesses, the number and development requirements of other business that we pursue, and the costs of commercialization activities, including marketing and sales. Because of the numerous risks and uncertainties associated with the development and commercialization of our businesses, we are unable to reasonably estimate the amounts of increased capital outlays and operating expenditures that our business will require. It is likely that we will need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	pursuing growth opportunities;

●	acquiring complementary businesses;

●	making capital improvements to our infrastructure;

●	hiring qualified management and key employees;

●	responding to competitive pressures;

●	complying with regulatory requirements; and

●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders' ownership in us and could also result in a decrease in the market price of the American Depositary Shares (which we refer to as “ADSs”). The terms of those securities issued by us in future capital transactions may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of the ADSs.

Furthermore, any debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Thus, holders of the ADSs bear the risk that our future offerings may reduce the market price of the ADSs and dilute their shareholdings in us.

If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies.

Our present and future capital requirements depend on many factors, including:

●	future revenues and profits generated from the expected launch of new services;

●	the level of research and development investment required to develop our services, and maintain and improve our technology positions;

●	our ability and willingness to enter into new agreements with strategic partners and the terms of these agreements;

●	the costs of recruiting and retaining qualified personnel;

●	the time and costs involved in obtaining regulatory approvals should such be required; and

●	the costs of filing, prosecuting, defending, and enforcing trademark, patent claims and other intellectual property rights.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize our services and technologies, which would materially and adversely affect our business, liquidity and results of operations.

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

Our total indebtedness as of June 30, 2023 was JPY1,197,976 thousand (US$8,292 thousand) on a consolidated basis, including the corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,461 thousand) issued to Kufu Company Inc., a Japanese company, in December 2022. Our indebtedness could have significant effects on our business, such as:

●	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

●	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

●	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

●	diluting the economic and voting rights of our existing shareholders or reduce the market price of the ADSs or both upon redemption of the convertible bonds; and

●	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Furthermore, we issued corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,461 thousand) to Kufu Company Inc., a Japanese company, in December 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares. The bond holder may also exercise its put option to demand the redemption of the bonds by us, in whole or in part, any time after the six-month anniversary date of December 28, 2022. If Kufu Company Inc. elects to convert the bonds into our common shares or demand redemption of the bond prior to the maturity date, our cash flows and financial condition could be materially adversely affected.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of June 30, 2023, we had a total of 17 loans with five Japanese financial institutions for an aggregate principal amount of JPY697,976 thousand (US$4,831 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, seven of the loan agreements have our Chief Executive Officer as a personal guarantor of such debt obligations of our Company. In addition, Kazuyoshi Takahashi, the representative director of ZACC Kabushiki Kaisha (“ZACC”), is also a guarantor with respect to three out of five corporate loans of ZACC. If we release our Chief Executive Officer or Mr. Takahashi from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

Furthermore, the potential restrictive covenants to be contained in our existing and future loan agreements may restrict our access to future debt financing, on which our business operations and expansion plans, in part, depend. If our revenues decrease materially or we experience a significant increase in our interest expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

We depend on key members of our management and advisory team and will need to add and retain additional leading experts.

We are highly dependent on our executive officers, including our Chief Executive Officer, Mr. Kouji Eguchi, our Chief Financial Officer, Mr. Fumitoshi Fujiwara, and other key management and technical personnel. We do not have employment agreements with either Mr. Kouji Eguchi or Mr. Fumitoshi Fujiwara.

Furthermore, our ability to manage our salon expansion will require us to continue to train, motivate, and manage our associates. We will need to attract, motivate, and retain additional qualified executive, managerial, and merchandising personnel and salon associates. Competition for this type of personnel is intense, and we may not be successful in attracting, assimilating, and retaining the personnel required to grow and operate our business profitably. We presently maintain a "key person" life insurance policy only for our Chief Executive Officer. There can be no assurance that we will be able to retain our existing personnel, including our Chief Executive Officer, Chief Financial Officer and other key management personnel, or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

We may suffer losses from liabilities or other claims if our services cause harm to customers.

Although we screen our customers for major illnesses and injury, our services could potentially cause harm or injury to customers. Unexpected and undesirable side effects caused by our services for which we have not provided sufficient warnings, which may have been performed negligently, could result in the discontinuance of our relaxation services or prevent us from achieving or maintaining market acceptance of our services. Such side effects or injury incidents could also expose us to liability lawsuits. We currently maintain a comprehensive general liability policy; however, if any general liability lawsuits or claims are successfully brought against us, we could suffer from increased insurance premiums. Moreover, if damages exceed our policy limits, we may incur substantial financial losses. These claims could cause negative publicity regarding our Company, or brand, which could in turn harm our reputation and net revenue, which could have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions.

We began issuing prepaid cards called "Re.Ra.Ku® Cards" to relaxation salon customers on December 1, 2008. Re.Ra.Ku® Card users can continuously use and also replenish the card at most of our Company's relaxation salons. Prepaid cards are generally considered "prepaid payment methods" (which we refer to as "PPMs") under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the "Settlement Act"). PPMs are regulated under the Settlement Act so long as there is a possibility the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards do not have expiration dates and therefore are regulated under the Settlement Act. Moreover, the Re.Ra.Ku® Cards can be used at salons operated by franchisees, and because the franchisees are considered third parties for the purposes of the Settlement Act, we fall under the category of a Public Use PPM Provider.

A Public Use PPM Provider must be registered with the relevant Local Financial Bureau and follow rather detailed deposit procedures to assure that there are adequate funds for the individuals who are effectively loaning their money to the Public Use PPM Provider. If we fail to comply with these procedures, there is some possibility that we will be assessed a monetary fine, and in certain circumstances, a member of our Company could face a criminal penalty of imprisonment. If such results were to occur, it could adversely impact our financial results as well as our brand image.

Furthermore, one of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2022, our net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. In early 2022, we failed to meet such standard but were able to recover subsequently. We reported this matter to the Kanto Local Financial Bureau and are in continuous consultation with the regulatory authority for administrative guidance. If we fail to show a persuasive plan to rectify the situation in the foreseeable future, our registration granted as the issuer of the prepaid cards may be revoked and we may be required to refund any unused prepaid card balance to customers who have purchased the prepaid cards.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our directly-operated and franchised relaxation salons. As of June 30, 2023, we had 434 employees on a full-time basis, 547 employees on a part-time basis, and 77 employees on a fixed-term basis. Most of our employees are therapists who provide services at our directly-operated salons and franchised salons. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, or increases in the relevant minimum wage, change in employment status standards, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our and our franchisees' operating expenses could increase, and our growth could be adversely affected.

If such events occur, we may be unable to increase our prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected. Also, reduced margins of franchisees could make it more difficult to sell franchises. If prices are increased by us and our franchisees to cover increased labor costs, the higher prices could adversely affect transactions which could lower sales and thereby reduce our margins and the royalties that we receive from franchisees.

In addition, our success depends in part upon our and our franchisees' ability to attract, motivate and retain a sufficient number of well-qualified relaxation salon operators, management personnel and other employees, including relaxation therapists. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. In addition, relaxation salons have traditionally experienced relatively high employee turnover rates. Our and our franchisees' ability to recruit and retain such individuals may delay the planned openings of new relaxation salons or result in higher employee turnover in existing relaxation salons, which could increase our and our franchisees' labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our franchisees to pay higher wages, which would also result in higher labor costs and adversely affect our results of operation.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, directly-operated and franchised relaxation salon locations and other businesses, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, typhoons, tsunamis, tornadoes, fires or earthquakes, as well as global pandemics such as COVID-19. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures and even nuclear leaks, as a result of the concentration of our relaxation salons, may disrupt our and our franchisees' business and may adversely affect our and our franchisees' ability to sell services. Our business may be harmed if our or our franchisees' ability to sell services is impacted by any such events, any of which could influence customer trends and purchases and negatively impact our and our franchisees' revenues, properties or operations.

In addition, if we experience the effects of other events, such as natural or other disasters, we could suffer physical damage to one or more of our or our franchisees' properties, the temporary closure of some or all of our directly-operated relaxation salons and franchised relaxation salons, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods and supplies to our directly-operated and franchised relaxation salons, disruption of our technology support or information systems, or fuel or electricity shortages or dramatic increases in fuel or electricity prices, all of which would increase the cost of doing business. These events also could have indirect consequences such as increases in the costs of insurance or taxes if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations and our financial results.

As we expand our businesses internationally, we will become subject to foreign laws and regulations, and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

As we expand our business in Japan and other parts of the world, including in the United States in the future, we become subject to risks customarily associated with such global operations, including the complexity of laws, regulations, and markets in the countries in which we operate; the uncertainty of enforcement of remedies in certain jurisdictions; the effect of currency exchange rate fluctuations; export control laws; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel; the economic, tax, and regulatory policies of local governments; compliance with applicable anti-money laundering, anti-bribery, and anti-corruption laws, including the Foreign Corrupt Practices Act and other anti-corruption laws that generally prohibit persons and companies and their agents from offering, promising, authorizing, or making improper payments to foreign government officials for the purpose of obtaining or retaining business; and compliance with applicable sanctions regimes regarding dealings with certain persons or countries. Certain of these laws also contain provisions that require accurate recordkeeping and further require companies to devise and maintain an adequate system of internal accounting controls. We cannot assure you that we will be successful in preventing our franchisees or other agents from taking actions in violation of these foreign laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

There is a risk that we will be a passive foreign investment company (which we refer to as "PFIC") for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation's gross income is passive income. "Passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, cash will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a "qualified electing fund" election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs.

Risks Related to Our Relationships with Franchisees

The financial performance of our franchisees can negatively impact our business.

Approximately 32.8% of our relaxation salons were franchised locations as of June  30, 2023. We derive revenues associated with our franchised locations from royalty fees and other fees to franchised locations. Our financial results are therefore dependent in part upon the operational and financial success of our franchisees. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees' businesses are run. While we are responsible for ensuring the success of our entire system of relaxation salons and for taking a longer-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to continue operating their relaxation salons. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalty revenues, and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of franchised relaxation salons would reduce our royalty revenues and could negatively impact margins, because we may not be able to reduce fixed costs which we continue to incur.

We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business.

Franchisees are independent business operators and are not our employees. Though we have established operational standards and guidelines, they own, operate and oversee the daily operations of their salon locations. We provide training and support to franchisees and set and monitor operational standards, but the quality of franchised relaxation salons may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate relaxation salons in a manner consistent with our standards and requirements or may not hire and train qualified managers and other relaxation salon personnel, including relaxation therapists. If franchisees do not operate to our expectations, our image and reputation, and the image and reputation of other franchisees, may suffer materially, and franchise-wide sales could decline significantly, which would reduce our royalty revenues, and the impact on profitability could be greater than the percentage decrease in royalties and fees.

In addition, our franchisees are subject to the same general economic risks as our Company, and their results are influenced by competition for both guests and therapists, market trends, price competition and disruptions in their markets due to severe weather and other external events. Like us, they rely on external vendors for some critical functions and to protect their company data. They may also be limited in their ability to open new locations by an inability to secure adequate financing, especially since many of them are small businesses with much more limited access to financing than our Company, or by the limited supply of favorable real estate for new salon locations. They may experience financial distress as a result of over-leveraging, which could negatively affect our operating results as a result of delayed payments to us.

We rely on franchise agreements that could be breached and may be difficult to enforce, which could result in franchisees improperly managing relaxation salons.

Although we believe that we take reasonable steps to protect the quality of services provided at our franchised locations, including the use of franchise agreements with detailed and rigorous obligations on the part of franchisees, the agreements can be difficult and costly to enforce. Although we seek to require strict adherence to properly structured franchise agreements, disputes may arise related to revenue, financing, or intellectual property rights associated with our franchise. If a dispute arises, a court may determine that a third party's rights were infringed. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our franchisees, employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risks that:

-	these agreements may be breached;

-	these agreements may not provide adequate remedies for the applicable type of breach;

-	our trade secrets or proprietary know-how will otherwise become known; and

-	our competitors will independently develop similar technology or proprietary information.

We rely in part on the financial health of our franchisees. If we do not screen and monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship.

We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. It is possible that some franchisees could under-report sales, file for bankruptcy or become delinquent in their payments to us, which could have a significant adverse impact on our business due to loss or delay in payments of royalties and other fees. Bankruptcies by our franchisees could negatively impact our market share and operating results as we may have fewer well-performing relaxation salons, and adversely impact our ability to attract new franchisees.

Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that the franchisees we select will have the business acumen or financial resources necessary to open and sustainably operate successful franchises in their franchise areas, and Japanese contract laws may limit our ability to terminate or modify these franchise arrangements. Moreover, franchisees may not hire qualified managers or may not successfully operate relaxation salons in a manner consistent with our standards and requirements. The failure of developers and franchisees to open and operate franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition, results of operations and cash flows.

Franchisees may not have access to the financial or management resources that they need to open the relaxation salons contemplated by their agreements with us. Franchisees may not be able to negotiate acceptable lease or purchase terms for relaxation salon sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenues. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new relaxation salons. For these reasons, franchisees may not be able to meet the new relaxation salon opening dates required under franchise agreements.

Franchisee turnover could affect our ability to recruit new franchisees.

Although we make great efforts with the aid of our franchise support team to help franchisees who run into difficulties, we may suffer from franchisee retention. Low franchisee retention could harm our image and deter prospective franchisees. If franchisee turnover increases and we begin to struggle to recruit new franchisees to take over relinquished salon locations or establish new ones, such an occurrence could harm our financial results.

Premature termination of franchise agreements can cause losses.

Our franchise agreements may be subject to premature termination in certain circumstances, such as failure of a franchisee to cure a monetary default or abandonment of the franchise. If terminations occur for this or other reasons, we may need to enforce our right to damages for breach of contract and related claims, which may cause us to incur significant legal fees and expenses and/or to take back and operate such salons as directly-operated. Any damages we ultimately collect could be less than the projected future value of the fees and other amounts we would have otherwise collected under the franchise agreement. In addition, with many of our brands, we remain liable under the lease and, therefore, will be obligated to pay rent or enter into a settlement with the landlord, and we may not be made whole by the franchisee. A significant loss of franchise agreements due to premature terminations could hurt our financial performance or our ability to grow our business.

The interests of our franchisees may conflict with ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the respective franchise agreements and the terms and conditions of the franchisee/franchisor relationship. This may lead to disputes with our franchisees, and we expect such disputes to occur from time to time in the future as we continue to offer franchises. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our relaxation salons and other businesses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows even if we have a successful outcome in the dispute.

We are subject to various Japanese laws that may affect our relationship with our franchisees.

Various Japanese laws govern our relationship with our franchisees and our potential sale of a franchise. A franchisee and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the "Antimonopoly Act") prohibits any activities that inappropriately induce or mislead customers to enter into a business relationship by demonstrating seemingly preferable trade terms and conditions that could create a false impression over other competitor franchisors. The Japan Fair Trade Commission (which we refer to as the "JFTC"), which enforces the Antimonopoly Act and other Japanese antitrust laws, set forth "Guidelines Concerning the Franchise System Under the Antimonopoly Act" which suggest that a franchisor adequately disclose and explain material trade terms to a potential franchisee (willing to join the franchise relationship) to prevent any material terms and conditions inappropriately inducing or misleading such potential franchisee. In addition, when a franchisor markets its franchise, in the event a franchisor provides a prospective franchisee with an estimate of the revenue or profit that might possibly be earned upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts. If the JFTC finds that any of our activities violate the Antimonopoly Act, including any "deceptive customer inducement", then the JFTC may order us to cease and desist from engaging in such unlawful activities, delete any relevant unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

In the event the JFTC suspects any violation of the Antimonopoly Act or alleges our Company has misled or wrongly induced based on any particular trade terms, our Company could be exposed to risks including governmental action against our Company.

Risks Related to Our Industry

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow.

Relaxation salon businesses depend on discretionary consumer spending and are often affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. Factors such as traffic patterns, weather, local demographics, and the type, number and locations of competing salons may adversely affect the performance of individual locations. In addition, economic downturns, rapid inflation, tight labor market conditions and the resulting increase of general wage levels and increases in salon lease expenses could harm the relaxation industry in general and our relaxation salon locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard our brand of relaxation salons favorably or that we will be able to develop new services that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations.

We may not be able to compete successfully with other relaxation salon businesses. Intense competition in the relaxation industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors, or if we are forced to change our pricing and other marketing strategies.

The relaxation industry, particularly in Japan, is intensely competitive. In addition, the Tokyo metropolitan area (consisting of Tokyo, Kanagawa, Saitama, and Chiba) of Japan, the primary market in which we compete, contains what we believe to be the most competitive relaxation services market in Japan. We expect competition in this market to continue to be intense because relaxation salons are comparatively inexpensive to start and operate, and new competitors are regularly entering the market. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, and location of the relaxation salons. If our directly-operated and franchised relaxation salons cannot compete successfully with other relaxation salon companies in new and existing markets, we could lose customers and our revenues could decline. Our directly-operated and franchised relaxation salons compete with national and regional relaxation salon chains for customers, relaxation salon locations and qualified management and other staff, including licensed relaxation therapists. Some of our competitors may have substantially greater financial and other resources, may have been in business longer, may have greater brand recognition, or may be better established in the markets where our relaxation salons are located or are planned to be located. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

We face significant competition and continuous technological change.

In our Digital Preventative Healthcare Segment, if our competitors develop and commercialize services faster than we do or develop and commercialize services that are superior to ours, our commercial opportunities will be reduced or eliminated. The extent to which any of our services achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the relaxation and health technology industries is intense. Our main competitors in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, include SOMPO Health Support Inc,, Benefit One Inc., and FitsPlus Inc.

Negative publicity could reduce sales at some or all of our relaxation salons.

Although we actively screen all personnel and staff members, including relaxation therapists, who interact with customers, we cannot guarantee that our staff or customers will not engage in illegal or inappropriate behavior that could have a negative effect on our brand image, as well as the health and well-being of our customers or staff, as the case may be. In addition, negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held to be responsible. Any such negative impact of adverse publicity relating to one relaxation salon may extend far beyond the relaxation salon involved, especially due to the high geographic concentration of many of our relaxation salons, to affect some or all of our other relaxation salons, including our franchised relaxation salons. The risk of negative publicity is particularly great with respect to our franchised relaxation salons because we are limited in the manner in which we can regulate them, especially on a real-time basis, and negative publicity from our franchised relaxation salons may also significantly impact directly-operated relaxation salons. In addition, the relaxation industry can often be held under legal and legislative scrutiny as a result of some fringe relaxation businesses that engage in illegal or anti-social activities.

Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment, wrongful termination, or similar claims may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Certain of these types of employee claims, such as tort claims, could be asserted against us by employees of our franchisees. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

We are potentially subject to government regulations, and we may experience delays in obtaining required regulatory approvals, if required, to market our proposed businesses.

Various aspects of our operations are or may become subject to Japanese law or the laws of another relevant country or jurisdiction, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming, expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Delays in regulatory clearance, approval, limitations in regulatory approval and withdrawals of regulatory approval, if any are required, may have a negative impact on our results. If we experience significant delays in obtaining any regulatory approvals, our business development costs will increase and or our ability to commercialize future businesses will be adversely affected.

Risks Related to Ownership of the ADSs

We are an "emerging growth company" and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors.

We are an "emerging growth company," as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (which we refer to as the "JOBS Act "), and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (which we refer to as the "Sarbanes-Oxley Act"), reduced disclosure about executive compensation arrangements, no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor's report providing additional information about the audit and the financial statements. We have elected to adopt these reduced disclosure requirements.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (which we refer to as the "Securities Act"), or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act")) are required to comply with the new or revised financial accounting standards. In addition, Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We would cease to be an "emerging growth company" upon the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year during which our annual gross revenues are US$1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded US$700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

We cannot predict if investors will find the ADSs less attractive as a result of our taking advantage of these exemptions. If some investors find the ADSs less attractive as a result of our choices, there may be a less active trading market for the ADSs and our stock price may be more volatile.

As a "foreign private issuer" we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of The Nasdaq Capital Market (which we refer to as "NASDAQ"), including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the "SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.

ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain the listed securities requirement set forth in Nasdaq Listing Rule 5550(b).

As previously disclosed in reports on Form 6-K filed with the SEC, we were not in compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022. After the hearing before a Nasdaq Hearings Panel (the “Panel”) for continued listing on Nasdaq, we regained compliance on June 1, 2023 with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. While we currently follow the Nasdaq listing standards, there is no assurance that we will remain in compliance with the listing requirements of Nasdaq in the future. We cannot guarantee that any actions we take to prevent future non-compliance or to regain compliance with Nasdaq’s listing requirements in the future will be successful.

If we do not meet these continued listing requirements, our ADSs could be delisted. Delisting of our ADSs from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ADSs would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ADSs, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our common shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ADSs from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our common shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ADSs.

Our Chief Executive Officer owns a "golden share" with key veto rights, thereby limiting a shareholder's ability to influence our business and affairs.

Kouji Eguchi, our Chief Executive Officer and director, is the sole holder of our Class A common share, which we refer to as a "golden share," entitling him to certain veto rights on key matters presented to our shareholders. Consequently, Mr. Eguchi is able to control key corporate decisions, thus limiting the ability of the holders of the ADSs to influence matters affecting our Company. As a shareholder, Mr. Eguchi may be able to influence the outcome of matters submitted to shareholders for approval, including amendments of our organizational documents, issuance of additional common shares, approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares or ADSs that you may feel are in your best interest as one of our shareholders. Circumstances may occur in which the interests of our Chief Executive Officer could be in conflict with your interests or the interests of other shareholders. Accordingly, a shareholder's ability to fully influence our business and affairs through voting its common shares may be limited.

The requirements of being a U.S. public company may strain our resources and divert management's attention.

As a public company with ADSs listed on NASDAQ, we incur significant legal, accounting, and other expenses that we did not incur as a private company. The reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing standards of NASDAQ as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” Further, these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which could make it more difficult for us to attract and retain qualified members of our board of directors.

Pursuant to Section 404 of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management's attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which will further increase our cost and expense. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time-consuming.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2022, we have identified several material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As of and for the fiscal year ended December 31, 2022, we have identified material weaknesses in our financial reporting related to the following:

●	delay in updating the group level accounting policies. We are still in the process of updating our group level accounting policies to conform to the latest accounting standards under the U.S. GAAP. As such, we have not disseminated these policies on a timely basis.

●	lack of segregation of duties for sufficient review or approvals in the financial reporting process. In particular, we identified a lack of segregation of duties for the financial reporting process in ZACC, a subsidiary which the Company acquired in 2021.

●	lack of evidence for reviews and approvals. Even in the situation where the appropriate person reviewed or approved the information prepared by staff, no or insufficient evidence has been recorded.

●	lack of adequate control designs and operations over financial reporting for new businesses, such as for the sales and purchase processes in connection with our MOTHER Bracelet®, as well as the acquisition process of salons from our franchisees and the sales processes of our own branded salons to investors.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, (i) updating and designing the group level accounting policies to be disseminated to our Company including our subsidiaries, (ii) providing more internal resources and educating our contractors to design and implement sufficient review and approval processes, (iii) designing business process that includes sufficient internal controls for the new businesses such as MOTHER Bracelet®, as well as the acquisitions and sales of our own branded salons.

Section 404 of the Sarbanes-Oxley Act (which we refer to as “Section 404”), requires that as a U.S. public company, we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We cannot assure you that our remedial measures will successfully remediate the material weaknesses identified so far, or that other material weaknesses will not be discovered in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NASDAQ, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We cannot assure you that the ADSs will remain liquid or that they will remain listed on NASDAQ.

Our ADSs representing our common shares are listed on The Nasdaq Capital Market; however, we cannot assure you that we will be able to maintain such listing. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling ADSs representing our common shares, which may further affect the liquidity of the ADSs. This would also make it more difficult for us to raise additional capital or attract qualified employees or partners.

Although the ADSs are currently listed on NASDAQ under the symbol “MRM”, an active trading market for the ADSs may never develop or be sustained. If an active trading market does not develop or is not sustained, you may have difficulty selling your ADSs at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common shares or ADSs, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares or ADSs as consideration.

The price of the ADSs may fluctuate substantially.

The stock market in general, and the price for the ADSs are subject to fluctuation, and changes in the price of our ADSs may be unrelated to our operating performance. Some factors that may cause the market price of the ADSs to fluctuate, in addition to the other risks mentioned in this section of the annual report, are:

-	any failure to meet or exceed revenue and financial projections we provide to the public;

-	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;

-	our failure to meet or exceed the estimates and projections of the investment community;

-	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

-	additions or departures of our key management personnel;

-	issuances by us of debt or equity securities;

-	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

-	changes in the market valuations of similar companies;

-	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;

-	significant sales of the ADSs or common shares by our insiders or our shareholders in the future;

-	the trading volume of the ADSs in the United States; and

-	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. Future market fluctuations may also materially adversely affect the market price of the ADSs.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

We do not currently intend to pay dividends on our common shares for the foreseeable future.

We currently do not intend to pay any dividends to holders of our common shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future, and the success of an investment in the ADSs will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs.

The future issuance of additional common shares in connection with our stock option plan, convertible bonds, acquisitions or otherwise may adversely affect the market of the ADSs.

As of June 30, 2023, we had an aggregate of 589,750 common shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of JPY869 (US$6.02) per share. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

We provide a stock option plan for our Company's directors, internal corporate auditors, employees and external consultants. We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. We may issue all of these common shares without any further action or approval by our shareholders, subject to certain exceptions. Any common shares, issued in connection with our stock option plan, the exercise of outstanding stock options, or otherwise, would dilute your ownership interest.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADS holders may receive less, on a per share basis with respect to their ADSs than they would if they owned the number of shares or other deposited securities directly. ADSs holders will receive these distributions in proportion to the number of common shares the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on common shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our common shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our common shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of our ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Risks Related to Japan

We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan.

We are incorporated in Japan as a joint stock corporation (kabushiki kaisha) with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process upon us in the United States, or to enforce against us, or our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of U.S. federal or state securities laws or similar judgments obtained in other courts outside of Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal and state securities laws.

Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency is the Japanese yen. Substantially all of our revenues are generated in Japan, but an increase in our international presence could expose us to fluctuations in foreign currency exchange rates. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

Our business relationships cover enterprises and professionals located outside of Japan, to which our expense may be paid in foreign currency, and our foreign currency exposures give rise to market risk associated with exchange rate movements of the Japanese yen against the U.S. dollar, and vice versa.

Our Japanese yen expenses consist principally of compensation, subcontractor expenses, and rent. While many of our business partners are domestic enterprises, we also have relationships with foreign enterprises and professionals to which our expenses may be paid in foreign currency. As our business expands overseas, our foreign currency exposures give rise to more market risk associated with exchange rate movements of the Japanese yen mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in Japanese yen. We anticipate that a sizable portion of our expenses will continue to be denominated in Japanese yen. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (which we refer to as the "Companies Act") govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors' fiduciary duties and obligations, and shareholders' rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including with respect to voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our common shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the common shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Direct acquisition of our common shares, in lieu of ADSs, is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Under recent amendments in 2019 to the Japanese Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”), direct acquisition of our common shares, in lieu of ADSs, by a Foreign Investor (as defined herein under “Memorandum and Articles of Association—Exchange Controls”) could be subject to the prior filing requirement under FEFTA. A Foreign Investor wishing to acquire direct ownership of our common shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. The requisite approval relating to our initial public offering was received on December 4, 2020. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly. As such, prior to accepting our common shares for deposit, the depositary obtained such pre-clearance from the applicable Japanese governmental authority. In addition, any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading our ADSs once the depositary receives clearance for the deposit of the underlying common shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our common shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying common shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

Dividend payments and the amount you may realize upon a sale of ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our common shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our common shares obtained upon surrender of ADSs, and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of common shares.

General Risk Factors

Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

There can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in relaxation salon, Digital Preventative Healthcare business, and other revenues. If the intellectual property became subject to third party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our relaxation salons. We use Amazon’s AWS as our cloud service provider. Our and our franchisees’ operations depend upon our and our franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems, network infrastructure, or AWS cloud servers that cause an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a material network breach in security of these systems as a result of cyber-attack or any other failure to maintain a continuous and secure cyber network could further result in substantial harm, or in delays in customer service and reduce efficiency in our and our franchisees’ operations. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identity theft.” While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from these allegations, could adversely affect our business and results of operations.

Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the ordinary course of our business, we collect, process, and salon sensitive and confidential data, including our proprietary business information and that of our guests, suppliers and business partners, and personally identifiable information of our guests and employees, in our data centers and on our networks. For example, our customers are asked to complete a survey, often digitally on iPads, prior to first receiving services at our relaxation salons. The surveys contain questions requesting private health-related information of our relaxation salon patrons. In connection with credit and debit card sales, we and our franchisees transmit confidential credit and debit card information by way of secure private retail networks.

The secure processing, maintenance, and transmission of this information is critical to our operations. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information. Despite the security measures we have in place and continual vigilance in regard to the protection of sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, damage our reputation, and cause a loss of confidence in our business, products, and services, which could adversely affect our business, financial condition, profitability, and cash flows.

Furthermore, although we currently carry cyber liability insurance, such insurance has limited coverage to cover liabilities incurred by breaches of our customers’ data caused by security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of the ADSs.

Changes in regulatory requirements, or in application of current regulatory requirements, may have an adverse effect on our business and results of operations.

Relaxation salons such as ours are not currently regulated by the Japanese government. The main law in Japan governing the massage industry is the Act on Practitioners of Massage, Acupressure, Acupuncture and Moxibustion, and etc. (Act No. 217 of 1947) (which we refer to as the “Massage Act”). However, our Company does not market or provide massage, acupressure, acupuncture, moxibustion or other services regulated under the Massage Act, and this information is clearly provided to all customers prior to receiving our services, as well as all franchisees to prevent unauthorized services. Moreover, all of our customers are required to sign a waiver acknowledging this prior to receiving our services. Nevertheless, the Japanese government could later include our industry within the meaning of the Massage Act, or enact a separate law to regulate our industry. If such an occurrence were to happen, our costs associated with licensing and training staff, as well as any additional wages required for hiring licensed staff, as necessary, could add to our expenses and harm our results of operation.

Matters relating to employment and labor law may adversely affect our business.

Various Japanese labor laws govern our relationships with our employees and affect operating costs. These laws include employment classifications of employee, independent contractor, or contract worker; minimum wage requirements; employer contributions to social security, unemployment insurance, and workers’ accident compensation insurance, and other wage and benefit requirements. Significant additional government regulations and new laws, including mandating increases in minimum wages, changes in employment status requirements, or other labor law changes could materially affect our business, financial condition, operating results or cash flow. Additionally, if our or our franchisees’ employees unionize, it could materially affect our business, financial condition, operating results or cash flow.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of labor laws. Such claims could also be asserted against us by employees of our franchisees. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could adversely affect our business, brand image, employee recruitment, financial condition, operating results or cash flows.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs could be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

Sales of a substantial number of our common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.

Sales of a substantial number of our common shares or ADSs in the public market in the future or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

INDEX TO UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS OF

MEDIROM HEALTHCARE TECHNOLOGIES INC.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 (UNAUDITED AND UNREVIEWED) AND DECEMBER 31, 2022

(Yen in thousands, except share data)

	June 30, 2023	December 31, 2022
	(Unaudited and unreviewed)
ASSETS
Current assets:
Cash and cash equivalents	¥117,728	¥605,454
Accounts receivable-trade, net of allowances of ¥12,141 and ¥5,873, respectively	591,302	534,686
Accounts receivable-other	375,823	789,819
Inventories	193,824	114,109
Prepaid expenses and other current assets	284,356	319,143
Total current assets	1,563,033	2,363,211
Property and equipment, net	469,856	424,288
Goodwill	486,998	539,490
Other intangible assets, net	470,706	403,674
Investments	53,020	53,020
Long-term accounts receivable-other, net of allowances of ¥125,565 and ¥157,052, respectively	98,433	99,299
Right-of-use asset - operating lease, net	2,058,796	1,955,354
Lease and guarantee deposits	853,133	895,344
Other assets	4,646	13,666
Total assets	¥6,058,621	¥6,747,346
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	¥209,907	¥207,581
Accrued expenses	945,514	1,383,579
Current portion of long-term borrowings	92,350	99,168
Accrued income taxes	24,548	59,894
Current portion of contract liability	107,146	89,008
Advances received	358,613	507,405
Current portion of lease liability	746,993	769,769
Other current liabilities	785,153	525,563
Total current liabilities	3,270,224	3,641,967
Long-term borrowings - net of current portion	1,104,197	1,149,769
Deposit received	288,504	304,577
Contract liability - net of current portion	135,593	156,431
Lease liability - net of current portion	1,326,469	1,212,629
Asset retirement obligation	334,826	310,929
Other liabilities	13,252	30,422
Total liabilities	6,473,065	6,806,724
COMMITMENTS AND CONTINGENCIES (NOTE 12)
SHAREHOLDERS’ DEFICIT:
Common stock, no par value; 19,899,999 shares authorized; 4,975,000 shares issued and 4,975,000 shares outstanding at June 30, 2023 and December 31, 2022	19,900	1,223,134
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at June 30, 2023 and December 31, 2022	100	100
Treasury stock, at cost- 92,500 common shares at June 30, 2023 and December 31, 2022	(3,000)	(3,000)
Additional paid-in capital	238,185	1,265,456
Accumulated deficit	(669,629)	(2,545,068)
Total shareholders' deficit	(414,444)	(59,378)
Total liabilities and shareholders' deficit	¥6,058,621	¥6,747,346

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED AND UNREVIEWED)

(Yen in thousands, except share and per share data)

	Six months ended June 30,
	2023	2022
Revenues:
Revenue from directly-operated salons	¥2,690,467	¥2,524,149
Franchise revenue	489,593	580,859
Other revenues	62,730	42,037
Total revenues	3,242,790	3,147,045
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	2,238,417	2,001,921
Cost of franchise revenue	269,229	279,223
Cost of other revenues	56,185	50,106
Selling, general and administrative expenses	989,222	969,503
Impairment loss on long-lived assets	—	1,173
Total cost of revenues and operating expenses	3,553,053	3,301,926
Operating loss	(310,263)	(154,881)
Other (expense) income:
Dividend income	2	2
Interest income	1	357
Interest expense	(16,859)	(5,707)
Subsidies	10,877	18,677
Other, net	(35,089)	(17,302)
Total other (expense) income	(41,068)	(3,973)
Loss before income tax expense	(351,331)	(158,854)

Income tax expense	3,735	22,687

Net loss	¥(355,066)	¥(181,541)

Net loss per share attributable to shareholders of the Company
Basic	¥(72,72)	¥(37.18)
Diluted	¥(72,72)	¥(37.18)

Weighted average shares outstanding
Basic	4,882,500	4,882,500
Diluted	4,882,500	4,882,500

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED AND UNREVIEWED)

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, December 31, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,694,033)	¥(208,343)
Net loss	―	―	―	―	―	―	―	(181,541)	(181,541)
Balance, June 30, 2022	4,975,000	¥1,223,134	1	¥100				(2,875,574)	(389,884)

Balance, December 31, 2022	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,545,068)	¥(59,378)
Reduction in common stock and additional paid-in capital (1)	―	(1,203,234)	―	―	―	―	(1,027,271)	2,230,505	―
Net loss	―	―	―	―	―	―	―	(355,066)	(355,066)
Balance, June 30, 2023	4,975,000	¥19,900	1	¥100	92,500	¥(3,000)	¥238,185	¥(669,629)	¥(414,444)

(1)     On March 31, 2023, upon the resolution of the stockholders, a reduction in the registered capital and additional reserved capital amount for common stock was approved in accordance with the Companies Act. As a result, the amounts were reclassified from registered capital and additional reserved capital for common stock to accumulated deficit.

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED AND UNREVIEWED)

(Yen in thousands)

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	¥(355,066)	¥(181,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	100,849	90,418
Gains from sale of directly-owned salons	(350,813)	(360,521)
Bad debt	6,735	4,998
Losses on disposal of property and equipment, net, other intangible assets, net and goodwill	2,175	9,020
Other non-cash losses – net	47,909	8,374
Changes in operating assets and liabilities:
Accounts receivable-trade	(87,134)	50,484
Accounts receivable-other	282,116	124,578
Inventories	(79,714)	(10,598)
Prepaid expenses and other current assets	26,360	(92,103)
Lease and guarantee deposits	42,211	3,927
Accounts payable	2,326	(581)
Accrued expenses	(382,096)	197,339
Accrued income taxes	(35,347)	5,591
Contract liability	(2,700)	(55,153)
Advances received	(148,792)	(172,313)
Other current liabilities	337,493	106,099
Deposit received	(16,073)	(10,308)
Other assets and other liabilities – net	(476)	(4,093)
Net cash used in operating activities	(610,037)	(286,383)
Cash flows from investing activities:
Purchases of time deposits	―	(13,201)
Acquisition of property and equipment	(56,241)	(40,366)
Cost additions to other intangible assets	(83,618)	(32,042)
Proceeds from sale of salons	315,400	309,941
Acquisition of businesses – net of cash acquired	―	(148,000)
Payment received on short-term loans receivable	112	225
Payment received on long-term accounts receivable-other	―	720
Net cash provided by investing activities	¥175,653	¥77,277

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED AND UNREVIEWED)—(CONTINUED)

(Yen in thousands)

	Six months ended June 30,
	2023		2022
Cash flows from financing activities:
Proceeds from short-term borrowings	¥	―	¥50,000
Repayment of long-term borrowings		(53,342)	(110,793)
Net cash used in financing activities		(53,342)	(60,793)

Net decrease in cash and cash equivalents		(487,726)	(269,899)
Cash and cash equivalents at beginning of period		605,454	370,617
Cash and cash equivalents at end of period		¥117,728	¥100,718

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest		¥13,986	¥3,995
Income taxes		36,419	17,096

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities		459,137	468,473
Purchases of property and equipment included in accrued expenses		19,139	19,487
Purchases of intangible assets included in accrued expenses		13,077	4,650
Sales of salons included in accounts receivable		102,000	241,259
Reduction in common stock and additional paid-in capital		2,230,505	―

Refer to Note 4, “Leases” for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022(UNAUDITED AND UNREVIEWED)

1.  Basis of Presentation and Summary of Significant Accounting Policies

Unaudited and Unreviewed Condensed Consolidated Financial Statements

The condensed consolidated financial statements included herein are unaudited and unreviewed, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting.

Description of Business

MEDIROM Healthcare Technologies Inc. ("Parent") and its six subsidiaries (collectively, the "Company") are one of the leading holistic health services providers in Japan. The Company is a franchisor and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Company primarily engages in three lines of business: Relaxation Salon Segment (retail), Luxury Beauty (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 6 for segment information.

Relaxation Salon Segment (See Note 6 for segment information)

The Relaxation Salon Segment is the core of the Company’s business, whereby the Company owns, develops, operates, or franchises and supports relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of June 30, 2023 and December 31, 2022, it has a total of 314 and 312 salons, respectively. The following table presents total number of salons by operation type:

	Number of Relaxation Salons
	As of June 30, 2023	As of December 31, 2022
Directly-operated	210	199
Franchised	104	113
Total	314	312

The results of operations of directly-operated salons converted to franchised salons in sale transactions with franchisees were not material either individually or in the aggregate to the unaudited condensed consolidated financial statements.

Digital Preventative Healthcare Segment (See Note 6 for segment information)

The Digital Preventative Healthcare Segment is a growing business line and accounted for roughly 2% and 1% of the Company’s total revenue for first half of 2023 and 2022. The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing the Company’s internally-developed on-demand health monitoring smartphone application, or Lav®; MOTHER Bracelet® which works without charging. On May 31, 2023, the Board approved a reorganization of the Company, where the Company will transfer its Digital Preventative Healthcare business to a newly established wholly-owned subsidiary of the Company. See Note 14, Subsequent Events, for more information.

Luxury Beauty Segment (See Note 6 for segment information)

The Luxury Beauty Segment is a new business line acquired in October 2021, and operates high brand beauty salons in the central areas of Tokyo.

Basis of Presentation

The accompanying unaudited and unreviewed condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying unaudited and unreviewed condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Accordingly, they do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information.

The results of operations for interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2023 or for any other future annual or interim period. The accompanying unaudited and unreviewed condensed consolidated financial information should be read in conjunction with the Company’s annual financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on May 30, 2023.

Recent Developments and Liquidity

In the six months ended June 30, 2023, we experienced negative cash flows from operations. Since 2020, the Company has had losses from operations and an accumulated deficit.

In evaluating our ability to continue as a going concern, management considered the conditions and events which could raise substantial doubt about our ability to continue as a going concern for one year after the consolidated financial statements for the six months ended June 30, 2023 are issued. Management considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and our conditional and unconditional obligations due. As such, we expect that our cash and cash equivalents as of June 30, 2023 of JPY117,728 thousand (US$815 thousand) thousand will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months after the issuance date of these consolidated financial statements and that we would require additional capital in the future. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. Management plans to alleviate the conditions that raise substantial doubt by raising capital in the short-term through borrowings from banks, the continued sales of directly-owned salons to investors, partial sale of our shareholdings of MEDIROM MOTHER Labs Inc., our new subsidiary spun-off on July 3, 2023 for the Digital Preventative Healthcare business. However, there are no assurances that we will be successful.

Reclassification

The Company reclassified certain amounts in the Condensed Consolidated Statements of Cash Flows in the prior year to conform to the current year's presentation.

Consolidation and Variable Interest Entities

The condensed consolidated financial statements for the six months ended June 30, 2023 include the accounts of Parent and the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., Bell & Joy Power Partners, Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), and Medirom Human Resources Inc. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of June 30, 2023 and December 31, 2022.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1 —  Basis of Presentation and Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on May 30, 2023. There have been no material changes to the significant accounting policies during the six months ended June 30, 2023.

Recently Adopted Accounting Pronouncements

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets measured at amortized cost, including accounts receivable, upon initial recognition of that financial asset using a forward-looking expected loss model, rather than an incurred loss model. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The standard defers the effective dates of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers and all other companies. The Company adopted this standard on January 1, 2023. The adoption of this standard did not have a material effect on its condensed consolidated financial statements.

2.  Goodwill and Other Intangible Assets, Net

The components of intangible assets as of June 30, 2023 and December 31, 2022 are as follows:

	Thousands of Yen
	As of June 30, 2023	As of December 31, 2022
Intangible assets subject to amortization:
Software for internal use	¥198,910	¥156,236
Customer relationship	163,431	223,777
Trademark	160,000	160,000
Store operating rights	102,383	―
Other	750	750
Total	625,474	540,763
Accumulated amortization	(155,137)	(137,458)
Net carrying amount	470,337	403,305

Intangible assets not subject to amortization:
Goodwill	486,998	539,490
Telephone rights	369	369
Total	487,367	539,859
Total intangible assets	¥957,704	¥943,164

The aggregate amortization expense was ¥50,305 thousand and ¥38,467 thousand for the six months ended June 20, 2023 and 2022, respectively.

The following table shows changes in carrying amount of goodwill for the six months ended June 30, 2023:

Thousands of Yen
Balance at December 31, 2022	¥539,490
Sale of directly-owned salons, and closure of directly-owned salons	(52,492)
Balance at June 30, 2023	¥486,998

The Company concluded that there were no triggering events requiring an impairment assessment during the six months ended June 30, 2023. The Company continues to evaluate the impact of macroeconomic conditions.

3.  Long-term Borrowings

The Company has long-term borrowings with financial institutions. Some borrowings are secured. As of June 30, 2023, time deposits with an aggregating book value of ¥26,000 thousand are pledged as collateral which is included in prepaid expenses and other current assets in the condensed consolidated balance sheets. Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. As of June 30, 2023 and December 31, 2022, the borrowings accrue interest using fixed interest rates of 0.21% – 3.30% and 0.20% – 3.30% per annum, respectively. Debt issuance costs related to these borrowings are immaterial.

The Company issued corporate convertible bonds in the aggregate amount of ¥500,000 thousand to Kufu Company Inc., a Japanese company, in December 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 (which may be earlier in case of the limited event provided for in the indenture) and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into common shares. The Company granted a total of 40 share options, and one share option is attached to each bond equivalent to ¥12,500,000. The price per share used to calculate the number of the Company’s common shares to be delivered upon the exercise of the share options shall be ¥755. The bond holder may also exercise its put option to demand the redemption of the bonds by the Company, in whole or in part, any time after the six-month anniversary date of December 28, 2022.

The carrying value of long-term borrowings as of June 30, 2023 and December 31, 2022 are as follow:

	Thousands of Yen
	As of June 30, 2023	As of December 31, 2022
Borrowings (Due through 2035 with weighted average interest rates of 0.32% as of June 30, 2023, due through 2035 with weighted average interest rates of 1.12 % as of December 31, 2022)	¥696,547	¥748,937
Corporate convertible bond	500,000	500,000
Current portion of long-term borrowings	(92,350)	(99,168)
Long-term borrowings - net of current portion	¥1,104,197	¥1,149,769

The carrying value of the Company’s borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of June 30, 2023 and December 31, 2022, the Company did not have any borrowings measured at fair value.

The following is a summary of maturities of long-term borrowings subsequent to June 30, 2023:

Thousands of Yen
Year ending December 31:
2023 (remainder)	¥45,329
2024	96,895
2025	88,283
2026	94,587
2027	594,627
2028 and thereafter	276,826
Total	¥1,196,547

The Company has long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 38.61% of common stock and all Class A common stock as of June 30, 2023) is a guarantor for seven bank loans on behalf of Parent. As of June 30, 2023, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥223,006 thousand. Kazuyoshi Takahashi, the representative director of ZACC as of June 30, 2023, is the guarantor for three bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of June 30, 2023, Mr. Takahashi’s guarantee has not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥66,025 thousand. None of the borrowing agreements contain any financial covenants.

4.  Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of June 30, 2023 and 2022, the Company had 237 and 230 leased salons, respectively, of which 96 and 109 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the six months ended June 30, 2023 and 2022.

The table below summarizes the components of operating lease costs related to operating leases:

	Thousands of Yen
	Six Months Ended June 30,
	2023	2022
Fixed lease cost (1)	¥458,069	¥442,251
Variable lease cost (1)	19,676	18,886
Short-term cost	23,550	11,620
Total	¥501,295	¥472,757

(1)	This includes amounts recoverable from sublessees for the six months ended June 30, 2023 and 2022, respectively. See sublease revenues below.

There are no sale-and leaseback transactions conducted in the six months ended June 30, 2023 and 2022.

Supplementary information on cash flow and other information for leasing activities for the six months ended June 30, 2023 and 2022 are as follows:

	Thousands of Yen
	Six Months Ended June 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥501,295	¥479,278
Right-of-use assets obtained in exchange for lease liabilities	459,137	468,473
Weighted average remaining lease term (in years)	3.8	3.3
Weighted average discount rate	2.03%	1.64%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to June 30, 2023 are as follows:

Thousands of Yen
Year ending December 31:
2023 (remainder)	¥402,566
2024	689,510
2025	438,149
2026	295,012
2027	190,060
2028 and thereafter	154,155
Total	2,169,452
Less: Interest component	95,990
Present value of minimum lease payments	¥2,073,462

The amount of ¥746,993 thousand and ¥1,326,469 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability — net of current portion, respectively, in the condensed consolidated balance sheets.

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the six months ended June 30, 2023 and 2022, and included in franchise revenues:

	Thousands of Yen
	Six Months Ended June 30,
	2023	2022
Fixed sublease income	¥178,733	¥192,563
Variable sublease income	9,224	10,519
Total	¥187,957	¥203,082

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to June 30, 2023 are as follows:

Thousands of Yen
Year ending December 31:
2023 (remainder)	¥139,085
2024	205,217
2025	118,603
2026	62,662
2027	38,434
2028 and thereafter	27,089
Total	¥591,090

There are no lease transactions classified as sale-type leases and direct financing leases for the six months ended June 30, 2023 and 2022.

5.  Stock-based Compensation

The fair value of stock options as part of employee incentive plans is estimated at the date of grant of the purchase rights using the Black-Sholes option-pricing model. The model requires the input of highly subjective assumptions such as the expected stock price volatility and the expected term.

According to the resolutions at the general meetings of shareholders held in December 2015, as Fifth Series of Stock Subscription Rights, stock options to purchase 285,500 shares of common stock were granted to the Company's employees on December 21, 2015. The exercise term of stock options is 8 years commencing from December 22, 2017 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥2.96 per share. The exercise price of the stock option is ¥400 per share.

According to the resolutions at the general meetings of shareholders held in December 2016, as Seventh Series of Stock Subscription Rights, stock options to purchase 174,000 shares of common stock were granted to the Company's director and the Company's employees on December 21, 2016. The exercise term of stock options is 8 years commencing from December 22, 2018 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥0.82 per share. The exercise price of the stock option is ¥2,000 per share.

According to the resolutions at the extraordinary general meetings of shareholders held in August 2020, as Eighth Series of Stock Subscription Rights, stock options to purchase 150,000 shares of common stock were granted to the Company’s director on October 2, 2020. The amount to be paid in for the stock option was ¥1.00 per share. The exercise term of stock options is 5 years commencing from October 1, 2021 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option’s fair value as of grant date was ¥104.64 per share. The exercise price of the stock option is ¥2,000 per share.

According to the resolutions at the extraordinary general meetings of shareholders held in August 2020, as Ninth Series of Stock Subscription Rights, stock options to purchase 300,000 shares of common stock were granted to the Company’s director, the Company’s corporate auditor, the Company’s employees and outside service providers on October 2, 2020. The amount to be paid in for the stock option was ¥22.00 per share. The exercise term of stock options is 3 years commencing from October 1, 2021 and they must be employed by the Company at the time of exercise to exercise their rights (however, this shall not apply to outside service providers). In addition, the exercise can take place only when the Company achieves an annual consolidated revenue target of ¥3,908,264 thousand under U.S. GAAP in any of our 2020, 2021 or 2022 fiscal years. The stock option’s fair value as of grant date was ¥637.02 per share. The exercise price of the stock option is ¥128 per share.

The Company did not grant any stock options during 2023 and 2022.

Expected term of option

The expected term of option represents the period of time that the stock options granted are expected to be outstanding. The expected term of option was estimated utilizing the simplified method because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method primarily is calculated as the midpoint between the requisite service period and the contractual term of option.

Expected volatility

Since the Company does not have a trading history of its common stock, the expected volatility is based on average volatility of comparable publicly traded companies within the Company’s industry. Therefore, the Company used the average of their historical volatilities over the respective expected option terms as an estimate of the expected volatility of its own share price.

Expected dividend yield

The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends in the foreseeable future.

Risk-free interest rate

The risk-free interest rate is based on market yield curve of the U.S. Treasury securities for the respective expected terms of options.

A summary of the activity of the Company's employee stock option plans as of and for the years ended June 30, 2023 and 2022 is presented below:

		Yen	Years	Thousands of Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2021	599,800	¥857	3.5	¥192,570
Exercisable at December 31, 2021	599,800	857	3.5	192,570
Forfeited/Expired	(4,350)	191
Outstanding at June 30, 2022	595,450	862	3.0	231,786
Exercisable at June 30, 2022	595,450	862	3.0	231,786

Outstanding at December 31, 2022	593,250	865	2.7	150,696
Exercisable at December 31, 2022	593,250	865	2.7	150,696
Forfeited/Expired	(3,500)	206
Outstanding at June 30, 2023	589,750	869	2.0	219,306
Exercisable at June 30, 2023	589,750	¥869	2.0	¥219,306

For the year ended June 30, 2023 and 2022, there was no compensation cost recognized for stock options as all stock options previously granted have been fully vested.

6.  Segment Information

The Company operates its business in three segments: Relaxation Salon, Digital Preventative Healthcare, and Luxury Beauty, which are based on the organizational structure and information reviewed by the Company's Chief Operating Decision Maker, who is the Chief Executive Officer, to evaluate its operating results and allocation of resources.

Information about operating results for each segment for the six months ended June 30, 2023 and 2022 is as follows:

	Thousands of Yen
	Relaxation Salon	Digital Preventive Healthcare	Luxury Beauty	Corporate and elimination		Consolidated
Six months ended June 30, 2023
Revenues	¥2,903,984	¥62,730	¥276,076	¥	―	¥3,242,790
Operating income (loss)	311,020	(67,979)	(11,687)		(541,617)	(310,263)
Depreciation and amortization	60,021	12,467	17,884		10,486	100,849

Six months ended June 30, 2022
Revenues	¥2,816,324	¥42,037	¥288,684	¥	―	¥3,147,045
Operating income (loss)	453,486	(102,341)	(36,473)		(469,553)	(154,881)
Depreciation and amortization	46,057	11,736	21,123		11,502	90,418

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the six months ended June 30, 2023 and 2022.

7.  Income Taxes

The Company’s effective income tax rate for the six months ended June 30, 2023 and 2022 was (1.1)% and (14.3)%, respectively. The Company evaluates its effective income tax rate at each interim period and adjust it as facts and circumstances warrant. The difference between income taxes computed at the Japanese statutory rate and reported income taxes for the six months ended June 30, 2023 and 2022 was primarily related to the impact of the valuation allowance and inhabitant tax-per capita.

At June 30, 2023 and December 31, 2022, current unrecognized tax benefit is not material in amount. The Company is not expecting the amount of unrecognized tax benefits to materially change within the next 12 months after June 30, 2023.

In 2023, the Company underwent examination by the tax authorities. The tax authorities routinely challenge certain deductions and credits reported by the Company on its income tax returns. In November 2023, the tax authorities concluded examinations, which did not have a material impact to the Company’s consolidated financial statements.

8.  Revenue Recognition

Disaggregation of revenue

For the six months ended June 2023 and 2022, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
Revenue Stream*	Relaxation Salon	Digital Preventive Healthcare		Luxury Beauty	Consolidated
Six months ended June 30, 2023
Revenue from directly-operated salons	¥1,906,391	¥	―	¥276,076	¥2,182,467
Revenue from the sale of directly-owned salons	508,000		―	―	508,000
Franchise fees	53,617		―	―	53,617
Royalty income	91,001		―	―	91,001
Staffing service revenue	66,032		―	―	66,032
Sublease revenue	187,957		―	―	187,957
Other franchise revenues	90,986		―	―	90,986
Other revenues	―		62,730	―	62,730
Total revenues	¥2,903,984		¥62,730	¥276,076	¥3,242,790

	Thousands of Yen
Revenue Stream*	Relaxation Salon	Digital Preventive Healthcare		Luxury Beauty	Consolidated
Six months ended June 30, 2022
Revenue from directly-operated salons	¥1,803,620	¥	―	¥288,684	¥2,092,304
Revenue from the sale of directly-owned salons	431,845		―	―	431,845
Franchise fees	61,639		―	―	61,639
Royalty income	102,743		―	―	102,743
Staffing service revenue	115,150		―	―	115,150
Sublease revenue	203,082		―	―	203,082
Other franchise revenues	98,245		―	―	98,245
Other revenues	―		42,037	―	42,037
Total revenues	¥2,816,324		¥42,037	¥288,684	¥3,147,045

*	All revenue streams are recognized over time, with the exception of hiring support within other franchise revenues and revenue from the sale of directly-owned salons, which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	June 30,	December 31,
	2023	2022	Balance sheet classification
Receivables	¥591,302	¥534,686	Accounts receivable-trade, net

Contract liabilities:
Current	107,146	89,008	Current portion of contract liability
Long-term	135,593	156,431	Contract liability - net of current portion
Total	¥242,739	¥245,439

Prepaid card liability	¥311,715	¥507,405	Advances received

Receivables relate primarily to payments due for royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Contract liabilities primarily represents the Company’s remaining performance obligations under its franchise agreement at the end of the period, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are expected services are expected to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of June 30, 2023, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets and other assets in the condensed consolidated balance sheets.

Changes in the Company’s contract liabilities for the six months ended June 30, 2023 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2022	¥245,439
Revenues recognized during 2023 which were included in the contract liabilities balance at December 31, 2022	(53,117)
Remaining amounts at June 30, 2023 which were newly recognized as contract liabilities during 2023	50,417
Balance at June 30, 2023	¥242,739

For the six months ended June 30, 2023, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of June 30, 2023 is as follows:

Thousands of Yen
Year ending December 31:
2023 (remainder)	¥52,965
2024	100,396
2025	59,625
2026	19,416
2027	9,247
2028 and thereafter	1,090
Total	¥242,739

9.  Loss Per Share

Loss per common share is allocated based on each right of common stock and Class A common stock. Common stock and Class A common stock have equal rights with respect to surplus dividend and residual assets distribution as net loss attributable to shareholders of the Company is allocated proportionally.

Reconciliations of net loss and weighted average number of common shares outstanding used for the computation of basic loss per common share for the six months ended June 30, 2023 and 2022 are as follows:

	Six Months Ended June 30,
	2023		2022
	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)
Loss (Numerator)
Net loss attributable to shareholders of the Company	¥(355,066)	―	¥(181,541)	―

Shares (Denominator)	(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,882,500	1	4,882,500	1
Effect of dilutive instruments:
Stock options	―	―	―	―
Weighted average common shares for diluted computation	4,882,500	1	4,882,500	1

Loss per common share attributable to shareholders of the Company	(Yen)		(Yen)
Basic	¥(72.72)	¥(72.72)	¥(37.18)	¥(37.18)
Diluted	¥(72.72)	¥(72.72)	¥(37.18)	¥(37.18)

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 589,750 shares and 595,450 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the six months ended June 30, 2023 and 2022, respectively because the effect of inclusion would have been anti-dilutive. In addition, the common stock issuable upon conversion of the corporate convertible bond is excluded from the diluted net loss per common share attributable to common shareholders for the six months ended June 30, 2023 because the effect of inclusion would have been anti-dilutive.

10.  Fair Value of Financial Instruments

Fair value of financial instruments

The Company’s financial instruments include cash equivalents, accounts receivable-trade, accounts receivable-other, investments, long-term accounts receivable-other, lease and guarantee deposits, current portion of long-term borrowings, accounts payable, accrued expenses, long-term borrowings, accrued income taxes, deposit received and operating lease liability. The carrying values of the Company’s financial instruments excluding long-term borrowings approximate their fair value due to the short-term nature of those instruments.

Borrowings

The Company's borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The carrying value of the Company’s long-term borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt.

Assumptions used in fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information available and details of the financial instruments. These estimates are practically conducted by the Company which involve uncertainties and matters of significant judgment; therefore, these cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.  Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1

Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity's own assumptions about the assumptions that market participants would use in establishing a price.

There were no assets or liabilities to be measured at fair value on "recurring" basis for the six months ended June 30, 2023.

Long-lived assets and liabilities that have been measured at fair value on "nonrecurring" basis include leasehold improvements and right-of-use assets - operating lease. Assets and liabilities measured at fair value on "nonrecurring" basis as of June 30, 2022 are as follows:

	Thousands of Yen
						Impairment
	Level 1		Level 2		Level 3	loss
Six months ended June 30, 2022
Assets
Leasehold improvements	¥	―	¥	―	¥340,805	¥799
Right-of-use asset - operating lease		―		―	1,881,613	374
Total	¥	―	¥	―	¥2,222,418	¥1,173

Impairment of long-lived assets

Significant judgments and unobservable inputs categorized as Level 3 in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual and any interim date impairment tests are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges.

The Company's primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon's long-lived assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company's assumptions. These cash flows are then discounted at the reporting unit's calculated weighted average cost of capital ("WACC"). The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust the Company’s determination of fair value in the future.

For the six months ended June 30, 2022, the Company recognized impairment loss of ¥1,173 thousand on leasehold improvements and right-of-use asset — operating lease directly related to certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

12.  Commitments and Contingencies

Operating leases

The Company mainly in addition to its headquarters facility, leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 4 "Leases" for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases.

Short-term and long-term borrowings

The Company has short-term and long-term borrowings that are primarily made under general agreements. Refer to Note 3 " Long-term Borrowings" for future debt payments.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. The Company reviews these provisions at least on a yearly basis and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, the Company believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of the Company's potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on the Company's condensed consolidated financial position, results of operations, or cash flows.

13.  Related Party Transactions

Transactions with the Company’s director

Akira Nojima, Company’s independent director, is the sole owner of Kabushiki Kaisha No Track.

As of June 30, 2023 and December 31, 2022, the outstanding accrued expenses to Kabushiki Kaisha No Track are nil and ¥110 thousand (included in accrued expenses), respectively. For the six months ended June 30, 2023 and 2022, the Company paid consulting fees of ¥150 thousand and ¥300 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha No Track, respectively.

Tomoya Ogawa, Parent's independent director and the shareholder of the Company (holds 0.58% and 0.58% of common stock as of June 30, 2023 and December 31, 2022, respectively), is the sole owner of Kabushiki Kaisha LTW.

As of June 30, 2023 and December 31, 2022, the outstanding accrued expenses to Kabushiki Kaisha LTW are nil and ¥330 thousand (included in accrued expenses). For the six months ended June 30, 2023 and 2022, the Company paid consulting fees of ¥1,200 thousand and ¥1,800 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, respectively.

Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor with respect to some of the Company’s borrowings. See Note 3, “Long-term Borrowings” for more detail.

Transactions with the Company's corporate auditor

Osamu Sato, Parent's corporate auditor and the shareholder of Parent (holds 0.36% and 0.36% of common stock as of June 30, 2023 and December 31, 2022, respectively), is the president and representative director of Ebis 20 Co., Ltd.

As of June 30, 2023 and December 31, 2022, the outstanding accrued expenses to Ebis 20 Co., Ltd are nil and ¥110 thousand (included in accrued expenses). For the six months ended June 30, 2023 and 2022, the Company paid consulting fees of ¥400,000 thousand and ¥600 thousand (included in selling, general and administrative expenses) to Ebis 20 Co., Ltd, respectively.

Transactions with COZY LLC

On January 20, 2023, the Company’s CEO and major shareholder Koji Eguchi’s 100% funded joint venture COZY LLC (“COZY”) implemented a stock repurchase program based on the US SEC Rule 10b5-1 through a US investment bank. Under this plan, COZY can purchase up to 50 million yen of the company’s American Depositary Shares (ADS). This plan was approved by the Company’s board of directors on January 18, 2023. During the period from January to March 2023, COZY has repurchased the Company’s 22,543 shares.

14.  Subsequent Events

Corporate reorganization

On May 31, 2023, the board of directors approved a reorganization of the Company (the “Reorganization”), which consists of (i) an Incorporation-type Company Split Plan, pursuant to which the Company will spin off its Digital Preventative Healthcare business and transfer and assign it to MEDIROM MOTHER Labs Inc., a newly established wholly-owned subsidiary, which is expected to solely conduct the Digital Preventative Healthcare business going forward; and (ii) an Absorption-type Company Split Agreement, pursuant to which the Company will spin off its existing salon development department (which is responsible for sourcing and setting up store spaces) and general corporate department (which includes accounting, legal, general affairs, human resources, IT and corporate functions) and have Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward. The Reorganization became effective July 3, 2023.

Credit facility agreement and bank borrowing

On August 7, 2023, the Company entered into a credit facility agreement with one bank amounting to ¥200,000 thousand. The termination date of the agreement is May 31, 2024.

Bank Borrowing

On September 13, 2023, the Company entered into a new bank borrowing to help with short-term capital needs and received proceeds of ¥200,000 thousand. The maturity date of the borrowing is March 29, 2024.